

03022637

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty International PLC

*CURRENT ADDRESS 40 Broadway
London SW1H 0BT
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 34722 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 6/6/03



Liberty International PLC
Annual Report 2001

This document, together with the Annual Review and Summary Financial Report 2001, constitute the Annual Report of Liberty International PLC within the meaning of Section 240 of the Companies Act 1985.

Copies of the Annual Review and Summary Financial Report 2001 are available on request from the Company Secretary, Liberty International PLC, 40 Broadway, London SW1H 0BT.
Telephone 020 7960 1200.

Directors' Report

for the year ended 31 December 2001

The Directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31 December 2001.

There are two separate documents which together constitute the full statutory report and accounts. The Chairman's Statement and Review of Operations are contained in the "Annual Review and Summary Financial Report 2001" whilst the Directors' Report, Report on Directors' Remuneration, Corporate Governance and full accounts appear in the "Annual Report 2001".

Principal activities

The principal activity of Liberty International PLC ("Liberty International") is that of an investment holding company incorporated in the United Kingdom whose business is the making of selected investments with long-term potential in the property sector predominantly, but not exclusively, in the United Kingdom.

Liberty International's activities are focussed on its two major subsidiaries: Capital Shopping Centres PLC ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties plc ("Capital & Counties"), which engages in commercial and retail property investment, management and development both in the United Kingdom and the USA.

Operating and financial review

The Chairman's Statement on pages 2 to 9 of the Annual Review and Summary Financial Report, the Review of Operations on pages 10 to 14 and the Financial Review on pages 46 to 49 of the Annual Review and Summary Financial Report provide detailed information relating to the group, the operation and development of the business and the results and financial position for the year ended 31 December 2001.

Future prospects

Future prospects are dealt with in the Chairman's Statement.

Results and financial position

The group's results are set out in full in the consolidated profit and loss account on page 70, the consolidated balance sheet on page 71 and the notes relating thereto.

Dividends

The Directors declared an interim ordinary dividend of 10.75p (2000 – 10.25p) per share on 1 August 2001, which was paid on 5 October 2001, and have recommended a final ordinary dividend of 12p per share (2000 – 11.5p) which will be paid on 3 May 2002 to shareholders on the register on the Record Date, 12 April 2002. The Sterling/Rand conversion rate on which payment of the dividend in South Africa will be calculated will be fixed on 27 March 2002. The Directors will not be offering a share dividend alternative to the 2001 final cash dividend.

The dividends absorbed £62.3 million.

Share capital

Details of the changes during the year in the issued share capital, which include repurchases of the company's own shares for cancellation, are set out in note 20 on page 88.

Going concern

After making enquiries, the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Internal control

The statement on Corporate Governance on pages 102 to 104 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England & Wales.

Directors

Lord Newall retired as a non-Executive Director at the Annual General Meeting held on 27 March 2001. Mr D. Bramson and Mr D.P.H. Burgess were each appointed as a non-Executive Director with effect from 1 January 2001.

Mr D.R. Leslie retired as Managing Director of CSC on 27 March 2001 and changed status from Executive to non-Executive Director of Liberty International with effect from that date.

Mr D. Gordon and Mr G.J. Gordon each appointed Mr R.M. Gordon to act as their alternate with effect from 9 January 2001.

In accordance with the Articles of Association, Mr R.A.M. Baillie and Mr P. Sober fall to retire by rotation. Mr R.A.M. Baillie, being eligible, offers himself for re-election at the forthcoming Annual General Meeting of the company. Mr Sober has expressed his intention to retire at the forthcoming Annual General Meeting and will not offer himself for re-election. The terms of appointment of Mr R.A.M. Baillie provide for termination by either party giving less than 12 months' notice.

Biographies of the Directors of Liberty International are set out on pages 52 and 53 of the Annual Review and Summary Financial Report.

Directors' interests

The interests of the Directors and their families in shares in the company and its subsidiaries during the year are set out in note 30 to the accounts on pages 94 to 97.

Substantial shareholdings

At 25 January 2002 Liberty International had 17,423 shareholders and had been notified under the provisions of the Companies Act 1985 of the following substantial interests:

Mr D. Gordon has notified an interest, including a non-beneficial interest held by The Donald Gordon Foundation, in 25,103,930 (8.83 per cent) ordinary shares of Liberty International. Mrs W.D. Appelbaum has notified a beneficial interest in 16,000,000 (5.63 per cent) ordinary shares of Liberty International.

The above interests of Mr D. Gordon and Mrs Appelbaum plus interests of other members of the Gordon family have been disclosed under the Rules governing the Substantial Acquisition of Shares as a combined total of 47,891,347 (16.85 per cent) ordinary shares of Liberty International.

Liberty Group Limited ("LGL") was beneficially interested in 13,645,480 (4.8 per cent) ordinary shares of Liberty International. Additionally, non-beneficial interests totalling 11,292,579 (3.97 per cent) ordinary shares in Liberty International were held by subsidiaries of LGL and Standard Bank Investment Corporation Limited on behalf of clients pursuant to discretionary investment management arrangements.

Employees

The majority of employees were employed by CSC and Capital & Counties. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements. The annual bonus scheme and share option arrangements help develop employees' interest in the company's performance; full details of these arrangements are given in the Report on Directors' Remuneration on pages 105 to 108. Note 31 on pages 97 and 98 contains details of options and conditional awards of shares under the annual bonus scheme currently outstanding.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

The Liberty International group provides retirement benefits for the majority of its employees. Details of the group pension arrangements are set out in note 32 on pages 98 to 100.

The environment

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two subsidiaries, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management systems are regularly reviewed to ensure that the company maintains its commitment to environmental matters.

Donations

During the year, the group made charitable donations amounting to £64,548. No political donations were made during the year.

Creditor payment policy

The company's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the company's policy is to: (a) settle the terms of payment with those suppliers when agreeing the terms of each transaction; (b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and (c) pay in accordance with its contractual and other legal obligations. The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2001 and the amounts owed to its creditors as at 31 December 2001 was 27 days (2000 – 102), as calculated in accordance with the requirements of the Companies Act.

Auditors

A resolution to reappoint the Auditors, PricewaterhouseCoopers, will be proposed at the forthcoming Annual General Meeting.

Purchase of own shares

The Articles of Association of the company empower the company to purchase its own shares for cancellation. Details of purchases made in 2001 and the existing shareholder authority to purchase own shares, for which renewal will be sought by way of a special resolution at the 2002 Annual General Meeting, are given in note 20 on page 88.

Annual General Meeting

The notice convening the 2002 Annual General Meeting of the company is distributed separately with the Annual Report or Annual Review and Summary Financial Report to shareholders.

By Order of the Board

S. Folger
Secretary

12 February 2002

Independent Auditors' Report

To the members of Liberty International PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets, and the accounting policies set out on pages 74 to 76.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom auditing standards issued by the Auditing Practises Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report which comprises the Annual Review and Summary Financial Report 2001 set out on pages 1 to 64 together with the Annual Report 2001 on pages 65 to 108. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

12 February 2002

Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and the group and of the profit of the group for that period. In preparing those financial statements, the Directors are required to:

a) select suitable accounting policies and then apply them consistently;
b) make judgements and estimates that are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements of the company is placed on the Liberty International PLC website. The maintenance and integrity of the website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

S. Folger
Secretary

12 February 2002

Consolidated Profit and Loss Account

For the year ended 31 December 2001	Notes	**Total 2001 £m**	Continuing activities 2000 £m	Discontinued activities 2000 £m	Total 2000 £m
Turnover	1	**331.0**	356.6	5.4	362.0
Property investment income					
Rents receivable		**258.3**	243.1	–	243.1
Service charge and other income		**41.0**	35.8	–	35.8
		299.3	278.9	–	278.9
Rents payable		**(45.0)**	(37.5)	–	(37.5)
Property outgoings		**(50.4)**	(49.4)	–	(49.4)
Net property investment income		**203.9**	192.0	–	192.0
Property trading		**6.3**	11.4	–	11.4
Investment and financial services income		**5.6**	8.9	0.7	9.6
Realised gains on listed property shares		**3.5**	24.3	–	24.3
Administrative expenses		**(19.9)**	(18.4)	(2.7)	(21.1)
Operating profit	1	**199.4**	218.2	(2.0)	216.2
Exceptional profit on disposal of fixed assets and subsidiaries	2	**4.0**			26.0
Profit before interest and taxation		**203.4**			242.2
Interest payable less receivable – recurring	3	**(119.9)**			(83.4)
Interest payable less receivable – exceptional	2	**7.4**			(5.8)
Profit on ordinary activities before taxation		**90.9**			153.0
Taxation on profit on ordinary activities	5	**(11.7)**			(27.0)
Taxation on profit on exceptional items	5	**(2.8)**			(1.4)
Profit on ordinary activities after taxation		**76.4**			124.6
Equity minority interests		**(0.9)**			(19.1)
Profit for the financial year		**75.5**			105.5
Ordinary dividends – paid and proposed	7	**(62.3)**			(62.8)
Transfer to retained profit		**13.2**			42.7
Dividends per ordinary share	7	**22.75p**			21.75p
Earnings per share before exceptional items		**24.49p**			32.05p
Earnings per share (basic)	8	**27.61p**			39.02p
Earnings per share (diluted)	8	**27.08p**			38.83p
Weighted average number of shares	8	**273.6m**			270.4m

Consolidated Balance Sheet

As at 31 December 2001	Notes	**Group As at 31 December 2001 £m**	Group As at 31 December 2000 Restated £m	**Company As at 31 December 2001 £m**	Company As at 31 December 2000 £m
Fixed assets					
Investment properties					
UK shopping centres		**3,216.9**	3,099.8	**–**	–
Other		**838.1**	831.1	**–**	–
	9	**4,055.0**	3,930.9	**–**	–
Investment in group companies	10	**–**	–	**2,399.2**	3,241.3
Other tangible assets and investments	11	**197.3**	76.6	**135.8**	39.8
Intangible assets	12	**–**	6.0	**–**	–
		4,252.3	4,013.5	**2,535.0**	3,281.1
Current assets					
Cash and near cash investments	13	**84.2**	106.2	**–**	–
Other short-term investments	13	**1.9**	17.7	**–**	–
Other current assets	14	**118.4**	144.6	**790.4**	715.2
		204.5	268.5	**790.4**	715.2
Creditors: amounts falling due within one year	15	**(270.8)**	(217.0)	**(856.3)**	(901.2)
Net current (liabilities)/assets		**(66.3)**	51.5	**(65.9)**	(186.0)
Total assets less current liabilities		**4,186.0**	4,065.0	**2,469.1**	3,095.1
Creditors: amounts falling due after more than one year:					
Loans	16	**(1,707.9)**	(1,481.5)	**–**	(535.0)
Subordinated convertible debt	16	**(70.4)**	(207.4)	**(70.4)**	(207.4)
Other creditors		**(0.5)**	(0.5)	**–**	–
		(1,778.8)	(1,689.4)	**(70.4)**	(742.4)
Provisions for liabilities and charges	19	**(8.5)**	(9.0)	**–**	–
Net assets		**2,398.7**	2,366.6	**2,398.7**	2,352.7
Capital and reserves:					
Called up ordinary share capital	20	**142.1**	139.5	**142.1**	139.5
Share premium account	21	**346.0**	316.6	**346.0**	316.6
Revaluation reserve	21	**1,319.0**	1,314.5	**680.0**	1,330.5
Other reserves	21	**546.9**	546.0	**61.3**	60.4
Profit and loss account	21	**44.7**	36.1	**1,169.3**	505.7
Shareholders' funds		**2,398.7**	2,352.7	**2,398.7**	2,352.7
Equity minority interests		**–**	13.9	**–**	–
Total shareholders' funds including minority interests		**2,398.7**	2,366.6	**2,398.7**	2,352.7
Net assets per share	22	**844p**	843p		
Net assets per share (diluted)	22	**827p**	796p		

Approved by the Board on 12 February 2002

D. Gordon
Chairman

D.A. Fischel
Chief Executive

Statement of Total Recognised Gains and Losses

For the year ended 31 December 2001	**2001 £m**	2000 £m
Profit for the financial year attributable to shareholders	**75.5**	105.5
Group's share of increase in valuation of investment properties	**11.7**	135.5
Unrealised (deficit)/surplus on other fixed asset investments	**(3.7)**	12.2
Foreign exchange and other movements	**0.6**	4.1
Total recognised gains and losses in the year	**84.1**	257.3

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December 2001	**2001 £m**	2000 Restated £m
Opening shareholders' funds	**2,352.7**	2,231.0
Recognised gains and losses for the year	**84.1**	257.3
Dividends	**(62.3)**	(62.8)
Acquisition of minority through issue of shares	**–**	351.7
Capital reserve arising on consolidation (note 21)	**–**	193.2
Shares issued on conversion of bonds	**32.9**	–
Cancellation of shares	**(8.7)**	(617.7)
Closing shareholders' funds	**2,398.7**	2,352.7

Note of Historical Cost Profits and Losses

For the year ended 31 December 2001	**2001 £m**	2000 £m
Profit on ordinary activities before taxation	**90.9**	153.0
Prior year revaluation surplus realised	**1.2**	28.6
Historical cost profit on ordinary activities before taxation	**92.1**	181.6
Historical cost profit retained for the period after taxation, minority interests and dividends	**14.4**	71.3

Consolidated Cash Flow Statement

For the year ended 31 December 2001	Notes	**2001 £m**	2000 £m
Net cash inflow from operating activities	23	**187.4**	240.8
Returns on investments and servicing of finance	23	**(117.9)**	(110.1)
Taxation paid		**(24.9)**	(36.2)
Capital expenditure and financial investment	23	**(147.9)**	(67.0)
Acquisitions and disposals	25	**35.9**	(14.3)
Equity dividends paid		**(60.8)**	(94.3)
Cash outflow before use of liquid resources and financing		**(128.2)**	(81.1)
Management of liquid resources	23	**39.3**	102.6
Financing	24	**111.0**	(36.5)
Increase/(decrease) in cash during the year		**22.1**	(15.0)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash during the year		**22.1**	(15.0)
Net cash inflow from increase in debt		**(127.5)**	(593.5)
Non cash change in net debt – conversion of bonds	33	**32.9**	–
Cash inflow from decrease in liquid resources		**(42.3)**	(139.0)
Movement in net debt during the year		**(114.8)**	(747.5)
Net debt at 1 January		**(1,585.6)**	(838.1)
Net debt at 31 December	17	**(1,700.4)**	(1,585.6)

Principal Accounting Policies

Accounting convention and basis of preparation

The financial statements are prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments as described below.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings. As provided by Section 230(3) of the Companies Act 1985, a separate profit and loss account is not presented for the company.

Change in accounting policy

In preparing the 2000 Report and Accounts and the fair value table relating to the acquisition of the remaining minority interests in CSC, the Directors reduced the fair value of assets acquired to match the consideration given, on the grounds that there had been no "bargain purchase" and therefore negative goodwill should not arise. This treatment resulted in the recognition at the end of the year of £193.2 million as part of a revaluation surplus in respect of the share of these assets acquired from the minority interests.

Following discussions with the Financial Reporting Review Panel (FRRP), which opened an inquiry in December 2001, the fair value table from the 2000 accounts has been amended as set out in note 21 with the result that negative goodwill of £193.2 million arises. In respect of this transaction the Directors have adopted the revised accounting policy set out below under Goodwill, which credits negative goodwill directly to other reserves as a negative consolidation difference, to ensure that the financial statements continue to show a true and fair view. The FRRP has indicated that it has no objection to the revised presentation.

The changes referred to above have no effect on the profit and loss account or cash flows for the year ended 31 December 2000 or shareholders' funds and net assets per share at that date.

Goodwill

Goodwill arising on acquisition of group undertakings is carried as an intangible asset and is amortised over its estimated useful economic life which does not exceed 20 years.

The negative goodwill which arose as a result of the acquisition of the minority interest in CSC during 2000 has been credited to other reserves. This is not in accordance with FRS 10 which requires that negative goodwill should be presented as a negative asset immediately below the Goodwill heading on the balance sheet. Since the negative goodwill relates to investment properties which are neither depreciated nor held for resale, the negative goodwill could remain on the balance sheet as a negative asset indefinitely. The Directors consider that the treatment required by FRS 10 would not show a true and fair view, as it would not properly reflect the particular transaction or correctly state the net assets of the group. The treatment adopted is not inconsistent with the requirements of the Companies Act 1985.

Investment properties

Completed investment properties are professionally valued on an open market basis by external valuers at the balance sheet date. Surpluses and deficits arising during the year are reflected in the revaluation reserve.

Investment properties under development and land are included in the balance sheet at cost. Provision is made where necessary for any anticipated valuation deficiencies arising on completion. Cost includes interest and other attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included.

Depreciation

In accordance with Statement of Standard Accounting Practice 19, no depreciation is provided in respect of freehold or long leasehold investment properties including integral plant. The requirement of the Companies Act 1985 is to depreciate all properties but that requirement conflicts with the generally accepted principles set out in Statement of Standard Accounting Practice 19. The Directors consider that, as these properties are held for investment, to depreciate them would not give a true and fair view and it is necessary to adopt Statement of Standard Accounting Practice 19 for the accounts to show a true and fair view.

The financial effect of the departure from the Act cannot reasonably be quantified, as depreciation is only one of the many factors reflected in the annual valuation of properties so the amount which might otherwise have been charged cannot be separately identified or quantified.

The value of short leasehold investment properties (under 20 years) at the beginning of the year is amortised over the remaining term of the lease.

Other fixed assets are depreciated mainly by equal instalments over their expected economic lives which do not exceed five years.

Trading properties

Trading properties and land are included in the balance sheet at the lower of cost and net realisable value. Cost consists of direct cost excluding interest. Profits on sales are recognised only when legal title passes.

Other investments

Listed fixed asset investments are revalued to their mid-market listed values ruling at the balance sheet date. Other fixed asset investments are carried in the balance sheet at Directors' valuation based on net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Other listed investments held as current assets are revalued to market value and the resulting gains or losses are taken through the profit and loss account. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires that such assets be stated at the lower of cost and net realisable value, or that if revalued, any revaluation differences be taken to revaluation reserve. The Directors consider that these requirements would fail to give a true and fair view of the profit for the year of the company since the marketability of the securities enables decisions to be taken continually about whether to hold or sell them, and hence the economic measure of profit in any period is properly made by reference to market values.

Interests in subsidiary undertakings

Interests in subsidiary undertakings are carried in the company balance sheet at net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Turnover

Property turnover consists of gross rental income calculated on an accruals basis, together with sales and services in the ordinary course of business, excluding sales of investment properties.

Turnover in respect of financial services, investment and other income represents investment income, fees and commissions earned on an accruals basis and profits or losses recognised on investments held for the short term.

Cost of sales

For property, cost of sales consists of ground rents payable, rents payable by way of participating interests of funding partners and other property outgoings directly attributable to investment and trading properties. For financial services, cost of sales includes direct costs relating to financial services business other than those attributable to administrative costs.

Deferred taxation

Deferred taxation is provided, to the extent that it is probable that a liability will crystallise, on the liability method on short-term timing differences, including the difference between capital allowances on assets subject to depreciation and the depreciation charged in the accounts and on chargeable capital gains and related balancing charges on those investments and investment properties earmarked for sale at the date of the accounts. No deferred tax is provided, on capital allowances in respect of assets not subject to depreciation. The potential amount of taxation which would be payable if such assets were disposed of in such a way as to generate balancing charges is disclosed in note 5 to the accounts.

No provision is made for the contingent taxation liability arising in respect of valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. The potential amount of taxation which would be payable if all such surpluses were to be realised is disclosed in note 5 to the accounts.

Pensions

The expected cost to the group of defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes. The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rate of exchange ruling at the balance sheet date. Results in foreign currencies are translated into sterling at the average rate of exchange for the period. Exchange differences arising from the retranslation of the opening net investment in overseas undertakings, after taking account of related foreign currency borrowings and other hedging instruments, are recorded as adjustments to the appropriate opening reserves and are reported in the statement of total recognised gains and losses. Other exchange differences are dealt with through the profit and loss account.

Derivatives and financial instruments

Profits and losses in respect of derivatives and other financial instruments, where these have been entered into in accordance with the group's policies in relation to hedging of interest rate and currency risk, are recognised on an accruals basis, reflecting the cash flows over the life of the instrument. No adjustment is made in the accounts in respect of the market value of such instruments unless such instruments are judged to be in excess of current or future hedging requirements.

Notes to the Accounts

1 Segmental reporting

	Turnover 2001 £m	Turnover 2000 £m	**Operating profit 2001 £m**	Operating profit 2000 £m	**Attributable net assets 2001 £m**	Attributable net assets 2000 £m
Property investment						
UK shopping centres	**227.7**	209.7	**146.5**	136.0	**3,216.9**	3,099.8
Commercial properties						
United Kingdom	**53.4**	52.3	**45.5**	45.2	**712.2**	694.0
United States	**18.2**	16.9	**11.9**	10.8	**125.9**	137.1
Property trading	**11.1**	40.9	**6.3**	11.4	**68.3**	65.9
Investment and other income	**18.7**	32.4	**7.9**	32.4	**180.8**	77.2
Financial services	**1.9**	9.8	**1.2**	1.5	**–**	6.6
	331.0	362.0	**219.3**	237.3	**4,304.1**	4,080.6
Administrative expenses			**(19.9)**	(21.1)		
			199.4	216.2		
Non interest bearing assets and liabilities					**(205.0)**	(128.4)
Interest bearing assets and liabilities:						
Cash and near cash investments					**84.2**	106.2
Short-term borrowings					**(6.3)**	(2.9)
Long-term borrowings					**(1,778.3)**	(1,688.9)
					2,398.7	2,366.6
Geographical analysis:						
United Kingdom	**311.4**	344.0	**188.2**	205.0	**2,301.6**	2,272.5
United States	**19.6**	18.0	**11.2**	11.2	**97.1**	94.1
	331.0	362.0	**199.4**	216.2	**2,398.7**	2,366.6

Turnover has been analysed by reference to geographical origin. Turnover analysed by geographical destination would be the same.

Included within financial services turnover is £0.8 million (2000 – £3.9 million) in respect of Portfolio Fund Management which was disposed of during 2001 (see note 2).

2 Exceptional items

(a) Profit on disposal of fixed assets and subsidiaries

	2001 £m	2000 £m
Profits/(losses) arising on disposal of investment properties	**0.2**	(0.8)
Profits arising on disposal of fixed asset investments	**0.7**	–
Profits arising on disposal of subsidiaries	**3.1**	26.8
	4.0	26.0

During the year, the group sold Portfolio Fund Management Limited for cash consideration of £12.0 million. The exceptional profit arising on the sale amounted to £3.0 million, on which no tax is payable. The cash effect of this transaction is shown in note 25.

(b) Interest payable less receivable – exceptional

	2001 £m	2000 £m
Early termination of interest rate hedging contracts	**8.9**	3.2
Repurchase of CSC unsecured bonds	**8.3**	–
Repurchase of Liberty International convertible bonds	**(8.7)**	(3.3)
Early redemption of US notes 1999 – 2006	**–**	(5.7)
Other exceptional finance charges	**(1.1)**	–
	7.4	(5.8)

3 Interest payable less receivable

	2001 £m	2000 £m
Interest payable		
On sums not wholly repayable within five years	**(103.7)**	(68.7)
On subordinated convertible debt	**(8.1)**	(12.2)
On bank loans, overdrafts and other loans wholly repayable within five years	**(16.0)**	(17.3)
	(127.8)	(98.2)
Interest receivable	**4.2**	7.6
	(123.6)	(90.6)
Adjustment in respect of interest capitalised on investment properties under development	**3.7**	7.2
	(119.9)	(83.4)

Interest is capitalised on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments during the year.

4 Profit on ordinary activities before taxation

	2001 £'000	2000 £'000
Profit on ordinary activities before taxation is arrived at after charging:		
Amortisation of short leaseholds	**985**	796
Amortisation of goodwill	**156**	567
Depreciation	**725**	933
Auditors' remuneration (Company £55,000 (2000 – £47,200))	**323**	275
Remuneration paid to the company's auditors for non-audit work*	**404**	1,511
Staff costs (see note 31)	**25,534**	28,998

*2000 auditors' remuneration for non-audit work includes £1.2 million deducted in arriving at exceptional profit on disposal of subsidiaries. In addition in 2000, the auditors received a further £0.7 million in fees, which were charged to reserves, in respect of repurchase of own shares and issuance of share capital.

5 Taxation on profit on ordinary activities
(a) Current taxation charge

	2001 £m	2000 £m
Current United Kingdom corporation tax at 30% (2000 – 30%) on profits excluding exceptional items	**(13.0)**	(26.3)
Prior year items	**1.8**	0.7
	(11.2)	(25.6)
Overseas taxation	**(0.5)**	(1.4)
	(11.7)	(27.0)
Tax on exceptional items	**(2.8)**	(1.4)
	(14.5)	(28.4)

The principal factors contributing to the low tax charge for the year were losses brought forward from prior years, tax relief on capitalised interest and capital allowances on assets not subject to depreciation and in respect of which no provision for deferred taxation has been made.

(b) Deferred taxation charge
At 31 December 2001 a provision of £368.3 million (2000 – £385.5 million) would be required if contingent deferred taxation were to be provided in respect of all revaluation surpluses before balancing charges.

(c) FRS19 "Deferred Tax"
FRS 19 "Deferred Tax" becomes effective for accounting periods ending on or after 23 January 2002. The group has not opted for early adoption of this standard. The potential amount of taxation which could become payable by way of balancing charges if all relevant assets were disposed of in such a way as to create them would be £64.5 million (2000 – £57.8 million). If this liability were to be discounted for an appropriate period (20 years at 5 per cent), this figure would be reduced to £24.3 million (2000 – £22.7 million). The taxation charge for 2001 would be £5.6 million higher were the potential liability to be provided in full at 31 December 2001 (if discounted, £2.1 million). This timing difference would only reverse on disposal of the underlying assets.

6 Profit for the financial year attributable to shareholders of Liberty International

Profits of £732.8 million are dealt with in the accounts of the holding company in respect of the year (2000 – £869.4 million). No profit and loss account is presented for the company as permitted by Section 230 Companies Act 1985.

7 Dividends

	2001 £m	2000 £m
Ordinary shares		
Interim ordinary dividend paid of 10.75p per share (2000 – 10.25p)	**(28.8)**	(30.7)
Final ordinary dividend declared of 12.0p per share (2000 – 11.5p)	**(33.5)**	(32.1)
	(62.3)	(62.8)

Dividends of £1.0 million have been waived by LI Share Plan (Jersey) Limited as Trustee of the ESOP in respect of 2001 (see note 11).

Details of the shares in issue are given in note 20.

8 Earnings per share

	2001 millions	2000 millions
Weighted average ordinary shares in issue	**278.2**	274.4
Weighted average ordinary shares held by ESOP	**(4.6)**	(4.0)
Weighted average ordinary shares in issue for calculation of basic earnings per share	**273.6**	270.4
Effect of dilution	**35.3**	24.7
Weighted average ordinary shares in issue for calculation of diluted earnings per share	**308.9**	295.1

	2001 £m	2000 £m
Earnings used for calculation of basic earnings per share	**75.5**	105.5
Exceptional items, net of tax	**(8.6)**	(18.8)
Earnings used for calculation of earnings per share before exceptional items	**66.9**	86.7
Earnings used for calculation of basic earnings per share	**75.5**	105.5
Effect of dilution	**8.1**	9.1
Earnings used for calculation of diluted earnings per share	**83.6**	114.6

9 Investment properties

	Freehold £m	Leasehold over 50 years £m	Leasehold under 50 years £m	Total £m
Completed properties at external valuation:				
At 31 December 2000	1,914.1	1,870.0	5.8	3,789.9
Additions	126.3	14.0	–	140.3
Disposals	(20.5)	–	–	(20.5)
Foreign exchange fluctuations	3.5	–	–	3.5
Amortisation	–	–	(1.0)	(1.0)
Reclassification – completed developments	155.8	–	–	155.8
Reclassification – Portfolio Property Fund	(54.4)	–	–	(54.4)
Surplus on valuation	7.9	3.1	0.7	11.7
At 31 December 2001	**2,132.7**	**1,887.1**	**5.5**	**4,025.3**
Properties under development at cost:				
At 31 December 2000 (including £11.8 million capitalised interest)	138.3	2.7	–	141.0
Additions	37.7	6.8	–	44.5
Reclassification – completed developments	(155.8)	–	–	(155.8)
At 31 December 2001 (including £1.3 million capitalised interest)	**20.2**	**9.5**	**–**	**29.7**
Investment properties				
At 31 December 2001	**2,152.9**	**1,896.6**	**5.5**	**4,055.0**
At 31 December 2000	2,052.4	1,872.7	5.8	3,930.9

	UK £m	US £m	Total £m
Geographical analysis	**3,929.1**	**125.9**	**4,055.0**

The group's interests in completed investment properties were valued as at 31 December 2001 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs.

In the UK, properties were valued by either DTZ Debenham Thorpe Tie Leung, Chartered Surveyors, CB Hillier Parker, Chartered Surveyors, Matthews and Goodman, Chartered Surveyors or Richard Ellis St Quintin, Chartered Surveyors. In the United States properties were valued by Jones Lang LaSalle.

The historic cost of completed investment properties was £2,340.8 million (2000 – £2,087 million).

In accordance with the group's accounting policy and Statement of Standard Accounting Practice 19, no depreciation has been charged in respect of freehold or long leasehold investment properties. The effect of this departure from the Companies Act 1985 has not been quantified because it is impracticable and, in the opinion of the Directors, would be misleading.

Investment properties are valued without deduction of purchasers' costs as the Directors do not consider such deduction to be appropriate. Full provision for purchasers' costs at 5 per cent in the UK and 3.5 per cent in the US would amount to £160.4 million in respect of UK shopping centres and £39.0 million in respect of the other commercial properties (2000 – £148.6 million and £38.8 million respectively). The provision required in respect of contingent deferred taxation disclosed in note 5(b) would be reduced by 30 per cent of the above amounts if provision had been made for these purchasers' costs.

Upon disposal of the manager of the Portfolio Property Fund (see note 2), the group ceased to consolidate its interest in the renamed Edinburgh Property Portfolio. The group investment at 31 December 2001 is included in investments in listed shares and units.

10 Investment in group companies

	Company £m
At 31 December 2000	3,241.3
Additions	109.1
Disposals	(100.4)
Redemptions	(104.1)
Revaluations	(746.7)
At 31 December 2001	**2,399.2**

Investment in group companies includes equity and debt investments. The historical cost of company investments at 31 December 2001 was £1,819.2 million (2000 – £1,914.6 million).

11 Other tangible assets and investments

	Tangible assets			Investments			
	Cost £m	Accumulated depreciation £m	Net £m	Listed shares and units £m	Own shares £m	Group Total £m	Company Total £m
At 31 December 2000	5.8	(4.3)	1.5	59.5	15.6	76.6	39.8
Additions	0.2	–	0.2	70.5	6.2	76.9	104.2
Disposals	(1.2)	0.7	(0.5)	(8.8)	–	(9.3)	(8.8)
Charge for the year	–	(0.7)	(0.7)	–	–	(0.7)	–
Revaluation to market value	–	–	–	(3.7)	–	(3.7)	4.5
Reclassification (note 9)	–	–	–	61.4	–	61.4	–
Allocations	–	–	–	–	(3.9)	(3.9)	(3.9)
At 31 December 2001	**4.8**	**(4.3)**	**0.5**	**178.9**	**17.9**	**197.3**	**135.8**

Other tangible assets include vehicles, fixtures, fittings and other office equipment. Investments in listed shares and units are listed on the London and Amsterdam stock exchanges and include 9.4 per cent of the ordinary share capital of Great Portland Estates P.L.C.

Other tangible assets and investments of the company comprise £17.9 million investments in own shares and £117.9 million investments in listed shares and units (2000 – £15.6 million and £24.2 million respectively).

Own shares

Investment in own shares represents 4,639,625 ordinary shares in Liberty International (2000 – 4,178,283) with a nominal value of £2.3 million (2000 – £2.1 million). The historic cost of own shares at 31 December 2001 was £20.3 million (31 December 2000 – £16.9 million). The shares are held by the Trustee of the Employee Share Ownership Plan ("ESOP") operated by the company. The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements as described in the Report on Directors' Remuneration on pages 105 to 108. All own shares are stated at cost less amounts written off in respect of allocations to employees. The market value of the Liberty International shares at 31 December 2001 was £22.4 million (2000 – £20.4 million). Dividends payable on these shares have been waived by agreement. The costs of administering the ESOP are included in administration costs of the company.

12 Intangible assets

	Group 2001 £m	Group 2000 £m
At 31 December 2000	**6.0**	12.7
Disposals	**(5.9)**	(6.2)
Amortisation	**(0.1)**	(0.5)
At 31 December 2001	**–**	6.0

Disposals relate to the realisation of goodwill upon sale of Portfolio Fund Management Limited (2000 – Liberty International Jersey Limited).

13 Cash and near cash investments

	Group 2001 £m	Group 2000 £m
Cash and deposits	**74.1**	53.8
Liberty International Money Funds	**–**	18.3
Other near cash investments	**10.1**	34.1
	84.2	106.2
Other short-term investments	**1.9**	17.7

All short-term investments are stated at market value. The effect on the accounts of using this alternative accounting method is to increase profit before taxation by £0.5 million (2000 – £2.0 million) and to increase the carrying value of short-term investments held at 31 December 2001 by £0.6 million (2000 – £1.6 million).

In addition to the holdings of listed investments the group has entered into equity-linked derivative "contracts for difference". The group's gross exposure to movements in the underlying equity prices at 31 December 2001 was £14.1 million. The market value of these contracts is nil as the differences are cash settled daily.

14 Other current assets

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Debtors				
Amounts falling due within one year:				
Rents receivable	**16.5**	13.9	**–**	–
Dividends receivable from subsidiary undertakings	**–**	–	**590.4**	525.6
Amounts owed by subsidiary undertakings	**–**	–	**175.1**	174.0
Tax recoverable	**–**	–	**24.1**	10.9
Other debtors	**6.8**	48.9	**0.6**	2.7
Prepayments and accrued income	**23.6**	12.8	**0.2**	2.0
	46.9	75.6	**790.4**	715.2
Amounts falling due after more than one year:				
Other debtors	**0.3**	0.6	–	–
Prepayments and accrued income	**2.9**	2.5	–	–
	50.1	78.7	**790.4**	715.2
Trading properties				
Undeveloped sites	**37.2**	39.8	–	–
Completed properties	**31.1**	26.1	**–**	–
	68.3	65.9	–	–
	118.4	144.6	**790.4**	715.2

The estimated replacement cost of trading properties based on market value amounted to £72.1 million at 31 December 2001 (2000 – £68.4 million).

15 Creditors: amounts falling due within one year

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Bank loans and overdrafts (note 17)	**6.3**	2.9	–	2.0
Trade creditors	**9.5**	3.4	**–**	–
Rents receivable in advance	**46.0**	55.7	–	–
Amounts owed to subsidiary undertakings	**–**	–	**819.8**	832.0
Other creditors	**77.1**	19.2	**0.7**	3.0
Corporation tax	**14.0**	26.8	–	–
Other taxes and social security	**11.4**	8.3	**0.1**	–
Dividends payable	**33.5**	32.1	**33.5**	32.1
Accruals and deferred income	**73.0**	68.6	**2.2**	32.1
	270.8	217.0	**856.3**	901.2

16 Creditors: amounts falling due after more than one year

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Debentures – secured	**230.0**	230.0	–	–
Bank loan due 2016 – secured	**172.5**	172.5	–	–
Bank loan due 2015 – secured – non-recourse	**544.2**	–	–	–
Bank loan due 2011 – secured – non-recourse	**445.6**	–	–	–
Other fixed rate loans – secured	**42.1**	52.0	–	–
Bank loans – unsecured	**41.0**	685.9	–	535.0
Unsecured bonds	**232.5**	341.1	–	–
	1,707.9	1,481.5	–	535.0
5.5% Liberty International Subordinated Convertible Bonds due 2009	–	103.3	–	103.3
6.25% Liberty International Subordinated Convertible Bonds due 2006	**70.4**	104.1	**70.4**	104.1
Total debt: amounts falling due after more than one year (note 17)	**1,778.3**	1,688.9	**70.4**	742.4
Other creditors	**0.5**	0.5	–	–
	1,778.8	1,689.4	**70.4**	742.4

17 Debt

(a) Analysis of net debt

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Debt due within one year (note 15)	**6.3**	2.9	–	2.0
Debt due after more than one year (note 16)	**1,778.3**	1,688.9	**70.4**	742.4
Gross debt	**1,784.6**	1,691.8	**70.4**	744.4
Cash and near cash investments (note 13)	**(84.2)**	(106.2)	–	–
Net debt	**1,700.4**	1,585.6	**70.4**	744.4

(b) Maturity of gross debt

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Wholly repayable within one year	**6.3**	2.9	–	2.0
Wholly repayable in more than one year but not more than two years	**3.1**	271.3	–	250.0
Wholly repayable in more than two years but not more than five years	**126.3**	428.4	**70.4**	285.0
Wholly repayable in more than five years	**1,648.9**	989.2	–	207.4
	1,784.6	1,691.8	**70.4**	744.4

(c) Security profile

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Secured	**1,440.5**	455.4	–	–
Unsecured	**344.1**	1,236.4	**70.4**	744.4
	1,784.6	1,691.8	**70.4**	744.4

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries.

18 Financial instruments

Treasury policy

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from the group's activities. The main risks arising from the group's financing structure are interest rate risk, liquidity risk and market price risk, the latter in respect of both interest rates and foreign exchange. The policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Interest rate risk Group debt carries both fixed and floating interest rates. Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital markets debt is generally at fixed rates. The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to establish certainty over long-term cash flows.

Liquidity risk The group's policy is to minimise refinancing risk. At 31 December 2001 the maturity profile of group debt showed an average maturity of 12 years (2000 – 9 years). The group will often pre-fund capital expenditure by drawing on facilities or raising debt in the capital markets placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risks associated with this policy which ensures that funds are available to meet commitments as they fall due.

Market price risk The group is exposed to market price risk through interest rate and currency fluctuations.

Interest rates The group's policy is to substantially eliminate risk in respect of changes in interest rates such that over the longer term changes in interest rates will have little or no impact on reported profits. As a consequence the group is exposed to market price risk in respect of the fair value of its fixed rate financial instruments.

Foreign exchange The group held investments in the US and Australia and cash investments denominated in Euros during the year. The group seeks to minimise market price risk in respect of foreign exchange movements. The group's policy is to significantly hedge the opening net investment in non-sterling assets. This is done by matching borrowings in US dollars and through entering into cross-currency interest rate swaps and forward foreign exchange contacts.

Fair values of financial assets and liabilities Financial assets and liabilities comprise long-term borrowings, interest rate swaps and similar instruments, and cash and short-term investments. Short-term debtors and creditors are excluded from financial assets and liabilities. The fair values of financial assets and liabilities have been established using the market value where available, for those instruments without a market value a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

Financial assets Financial assets are disclosed in note 13 under cash and near cash investments. These are stated in the balance sheet at market value and earn interest at interest rates which are fixed for periods of less than one year. Short-term interest rate swaps have been entered into to secure fixed rates over a longer period and these are disclosed below.

18 Financial instruments continued
Financial liabilities

	Weighted average interest rate 2001	Balance sheet value at 31 December 2001 £m	Fair value at 31 December 2001 £m	Weighted average interest rate 2000	Balance sheet value at 31 December 2000 £m	Fair value at 31 December 2000 £m
Debentures and other fixed rate loans						
Sterling						
9.875% debenture 2027	**9.88%**	**150.0**	**211.1**	9.88%	150.0	225.0
11.25% debenture 2021	**11.25%**	**80.0**	**120.2**	11.25%	80.0	125.2
6.875% unsecured bonds 2013	**6.88%**	**115.3**	**103.5**	6.88%	196.1	184.9
5.75% unsecured bonds 2009	**5.75%**	**117.2**	**101.9**	5.75%	145.0	127.8
US dollars						
Fixed rate loans	**7.71%**	**48.2**	**48.5**	7.97%	52.8	52.8
	8.59%	**510.7**	**585.2**	7.99%	623.9	715.7
Bank loans (LIBOR linked)	**–**	**1,203.5**	**1,203.5**	–	860.5	860.5
Hedging instruments	**5.60%**	**–**	**32.3**	6.08%	–	21.6
		1,714.2	**1,821.0**		1,484.4	1,597.8
Convertible bonds – fixed rate (note 33)	**6.25%**	**70.4**	**79.7**	5.88%	207.4	231.0

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 25p per share (2000 – 25p). The maturity profile of financial liabilities is disclosed in note 17.

An analysis of the unrecognised hedging gains and losses at 31 December 2001 is set out below.

	Gains £m	Losses £m	Total net gains/losses £m
Unrecognised gains and losses on hedges at 31 December 2000	–	(21.6)	(21.6)
Gains and losses arising in prior periods that were recognised in the current period	–	3.9	3.9
Gains and losses arising in prior years that were not recognised in the current period	–	(17.7)	(17.7)
Net gains and losses arising in the current period that were not recognised in the current period	–	(14.6)	(14.6)
Unrecognised gains and losses on hedges at 31 December 2001	**–**	**(32.3)**	**(32.3)**
Gains and losses expected to be recognised in the next period	–	(16.1)	(16.1)

Hedging instruments in place at 31 December 2001 were as follows:

Interest rate swap agreements
Outstanding during the period from 31 December 2001

	Notional principal Average £m	Notional principal Maximum £m	Average contracted rate %
Sterling – pay fixed and receive floating			
In one year or less	1,170	1,170	5.80%
In more than one year but not more than two years	1,170	1,170	5.80%
In more than two years but not more than five years	1,170	1,170	5.80%
In more than five years but not more than ten years	1,096	1,470	5.78%
More than ten years	587	660	5.20%

18 Financial instruments continued

US dollars At 31 December 2001, the group had US$70 million cross currency interest rate swaps held to hedge Capital & Counties' net investment in US dollars. Under these contracts, which expire in September 2003, the group pays fixed rate US dollar interest at 6.93 per cent and receives floating rate sterling interest.

At 31 December 2000, the net investments in US and Australian dollars were fully hedged. At 31 December 2001, the net exposure to foreign currencies was US$10 million and AU$6 million. During the year the group held investments in Euro-denominated instruments. These investments were hedged using forward foreign exchange contracts so that the returns achieved are commensurate with sterling interest rates and there is no exposure to exchange movements on the capital invested.

Facilities

The group has various undrawn committed borrowing facilities. The facilities available at 31 December 2001 in respect of which all conditions precedent had been met were as follows:

	2001 £m
Expiring in one year or less	–
Expiring in more than one year but not more than two years	–
Expiring in more than two years	**459**

19 Provisions for liabilities and charges

	Group 2001 £m	Group 2000 £m
Deferred tax – excess of book values of properties and investments earmarked for disposal over their cost for tax purposes	**3.4**	2.7
Deferred consideration in respect of property interests	**5.1**	6.3
	8.5	9.0

See discussion of deferred tax in note 5(b) above.

20 Called up share capital

	2001 £m	2000 £m
Authorised		
500,000,000 ordinary shares of 50p each	**250.0**	250.0
Issued and fully paid equity interests		
284,175,555 (2000 – 278,958,438) ordinary shares of 50p each	**142.1**	139.5

During the year, the company purchased in the market for cancellation, with the objective of enhancing net asset value per share, 1,700,000 ordinary shares of 50p each with a total nominal value of £850,000. The cost of purchases amounted to £8.7 million and the shares cancelled represented 0.61 per cent of the issued share capital as at 31 December 2000. As at 25 January 2002, the company had an unexpired authority to repurchase further shares up to a maximum of 26,195,844 shares with a nominal value of £13.1 million.

The company issued during the year a total of 6,917,117 shares on conversion of convertible bonds, as described in note 33.

20 Called up share capital continued

These movements in share capital are summarised below:

	Ordinary share capital	
	Number millions	Nominal value £m
At 31 December 2000	279.0	139.5
On-market repurchases	(1.7)	(0.9)
Bond conversions	6.9	3.5
At 31 December 2001	**284.2**	**142.1**

21 Capital and reserves

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m	Total £m
Reconciliation of movements in shareholders' funds							
Group							
At 31 December 2000	139.5	316.6	60.4	1,507.7	292.4	36.1	2,352.7
Restatement (see below)	–	–	–	(193.2)	193.2	–	–
At 31 December 2000 restated	139.5	316.6	60.4	1,314.5	485.6	36.1	2,352.7
Shares issued during the year	3.5	29.4	–	–	–	–	32.9
Shares cancelled during the year	(0.9)	–	0.9	–	–	(8.7)	(8.7)
Retained profit for the year	–	–	–	–	–	13.2	13.2
Group's share of revaluation of investment properties	–	–	–	11.7	–	–	11.7
Revaluation of fixed asset investments	–	–	–	(3.7)	–	–	(3.7)
Prior year revaluations realised	–	–	–	(1.2)	–	1.2	–
Foreign exchange and other movements	–	–	–	(2.3)	–	2.9	0.6
At 31 December 2001	**142.1**	**346.0**	**61.3**	**1,319.0**	**485.6**	**44.7**	**2,398.7**
Company							
At 31 December 2000	139.5	316.6	60.4	1,330.5	–	505.7	2,352.7
Retained profit for the year	–	–	–	–	–	670.5	670.5
Shares issued during the year	3.5	29.4	–	–	–	–	32.9
Shares cancelled during the year	(0.9)	–	0.9	–	–	(8.7)	(8.7)
Prior year revaluations realised	–	–	–	(1.4)	–	1.4	–
Other movements	–	–	–	–	–	0.4	0.4
Revaluation of investments	–	–	–	(649.1)	–	–	(649.1)
At 31 December 2001	**142.1**	**346.0**	**61.3**	**680.0**	**–**	**1,169.3**	**2,398.7**

21 Capital and reserves continued

Restatement – negative goodwill

The fair value table presented in the 2000 Report and Accounts in relation to the acquisition of the remaining minority interests in CSC included a fair value adjustment which reduced the fair value of investment properties at acquisition by £193.2 million. Consequently neither goodwill nor negative goodwill arose. Under the previous presentation the revaluation of investment properties to open market value at 31 December 2000 resulted in a credit to the revaluation reserve of £193.2 million in respect of the share of these assets acquired from the minorities. The revised accounting policy adopted in respect of negative goodwill included the recognition of a negative consolidation difference in other reserves. The restatement of the opening reserves therefore takes the form of a transfer of £193.2 million from the revaluation reserve to other reserves.

The following table is a summary of the fair value table as it would have appeared in the 2000 Report and Accounts following the revised accounting treatment explained above and in Principal Accounting Policies on page 74 (with the previously reported figures shown for comparison).

Fair value of assets acquired (summarised):

	Revised presentation				Previously reported
	CSC book value at acquisition £m	Portion acquired £m	Fair value adjustment £m	Fair value acquired £m	Fair value acquired £m
Investment properties	3,048.5	807.1	–	807.1	613.9
Borrowings	(783.4)	(207.4)	(4.1)	(211.5)	(211.5)
Other net assets/liabilities	(25.5)	(6.8)	–	(6.8)	(6.8)
Net assets acquired	2,239.6	592.9	(4.1)	588.8	395.6
Fair value of consideration:					
Equity				352.0	352.0
Cash				40.0	40.0
Costs				3.6	3.6
				395.6	395.6
Negative goodwill – dealt with in reserves as a negative consolidation difference				193.2	–

The changes referred to above have no effect on the profit and loss account or cash flow for the year ended 31 December 2000 or shareholders' funds and net assets per share at that date.

22 Net assets per share

	2001 Net assets £m	**2001 Shares million**	2000 Net assets £m	2000 Shares million
Basic	**2,398.7**	**284.2**	2,352.7	279.0
Shares to be issued on conversion of bonds	**70.4**	**14.5**	207.4	42.8
Diluted	**2,469.1**	**298.7**	2,560.1	321.8

23 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m
Operating profit	**199.4**	216.2
Depreciation and amortisation	**2.0**	2.3
(Decrease)/increase in provision	**(0.5)**	0.6
Change in debtors	**(6.4)**	9.0
Change in creditors	**(7.1)**	12.7
	187.4	240.8

(b) Returns on investments and servicing of finance

	2001 £m	2000 £m
Interest received	**13.3**	7.6
Interest paid	**(131.2)**	(106.0)
Dividends paid to minority interest	**–**	(11.7)
	(117.9)	(110.1)

Interest received and paid include £8.9 million and £1.5 million respectively in respect of exceptional interest paid and received (see note 2(b)).

(c) Capital expenditure and financial investment

	2001 £m	2000 £m
Development expenditure and investment property additions	**(104.4)**	(109.7)
Sale of investment properties	**20.7**	57.8
Purchase of other fixed assets	**(70.7)**	(49.7)
Sale of other fixed assets	**9.6**	–
Purchase of trading properties and current investments	**(14.4)**	(123.6)
Sale of trading properties and current investments	**11.3**	158.2
	(147.9)	(67.0)

(d) Liquid resources

	2001 £m	2000 £m
Acquisition of listed investments	**(3.0)**	(4.4)
Inflow from disposal of money funds	**18.3**	95.3
Withdrawals from other deposits	**24.0**	11.7
	39.3	102.6

Liquid resources comprise investments in money funds and other deposits not qualifying as cash including commercial paper, certificates of deposit and fixed rate notes.

24 Financing cash flows

	2001 £m	2000 £m
Borrowings drawn and bonds issued	**1,030.8**	1,143.9
Borrowings repaid and bonds cancelled	**(907.3)**	(567.1)
Payments to acquire own shares	**(8.7)**	(611.3)
Other financing cash flows	**(3.8)**	(2.0)
	111.0	(36.5)

25 Acquisitions and disposals of subsidiary undertakings – analysis of movements in cash and cash equivalents

	2001			2000		
	Acquisitions £m	Disposals £m	Total £m	Acquisitions £m	Disposals £m	Total £m
Cash consideration (paid)/received	**(2.3)**	**47.2**	**44.9**	(58.3)	52.3	(6.0)
Costs	**–**	**(1.0)**	**(1.0)**	(4.0)	(3.0)	(7.0)
Cash and cash equivalents disposed of	**–**	**(8.0)**	**(8.0)**	–	(1.3)	(1.3)
	(2.3)	**38.2**	**35.9**	(62.3)	48.0	(14.3)

Cash consideration received in 2001 includes £12.0 million in respect of Portfolio Fund Management Limited (see note 2) and £33.5 million relating to the disposal in 2000 of Liberty International Jersey Limited which was included in debtors at 31 December 2000.

Cash and cash equivalents disposed of comprises £2.4 million in respect of Portfolio Fund Management Limited and £5.6 million in respect of the Portfolio Property Fund (see note 9).

26 Capital commitments

At 31 December 2001 the estimated amounts of commitments for future expenditure were:

	Group 2001 £m	Group 2000 £m
Under contracts	**27.4**	70.4
Authorised by the Directors but not contracted	**70.2**	91.6
	97.6	162.0

27 Contingent liabilities

At 31 December 2001, there were no contingent liabilities of which the Directors are aware (2000 – nil).

28 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100*
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1 Irish Punt each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Limited (property)	Ordinary shares of £1 each	100
	7% Preference shares of £1 each	100
CSC Property Investments Limited (property)	Ordinary shares of £1 each	100
CSC Uxbridge Limited (property)	Ordinary shares of £1 each	100
Capital & Counties plc (property)	Ordinary shares of 25p each	100
C&C Management Services Limited (property services)	Ordinary shares of £1 each	100
CSC Management Services Limited (property services)	Ordinary shares of £1 each	100
C&C Properties UK Limited (property) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kensington Limited (property)	Ordinary shares of £1 each	100
Kestrel Properties Limited (property)	Ordinary shares of £1 each	100
Qudos Broadband Limited (facilities)	Ordinary shares of £1 each	100
Capital & Counties U.S.A., Inc. (USA) (property and financing)	Common stock of US$1 par value	100
Capvestco Limited (property and financing) (Jersey)and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kingsreach (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Capital Enterprise Centres (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	50
Liberty International Asset Management Limited (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited (treasury management)	Ordinary shares of £1 each	100

*81.1 per cent held by Liberty International PLC, 17.6 per cent held by Liberty International Financial Services PLC, and 1.3 per cent held by Capcount Property Investment Company Limited.

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

29 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Report on Directors' Remuneration on pages 107 and 108 form part of these financial statements. Details of gains made on exercise of share options are contained in note 30 on page 96.

30 Directors' interests

(a) In shares in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2001	2000†
D. Gordon*	**5,403,569**	7,161,245
J.G. Abel	**91,043**	88,901
P.C. Badcock	**17,403**	17,403
R.A.M. Baillie	**5,727**	5,727
D. Bramson (appointed 01.01.01)	–	–
R.W.T. Buchanan	**37,088**	37,088
D.P.H. Burgess (appointed 01.01.01)	**3,250**	–
D.A. Fischel	**158,259**	154,419
G.J. Gordon	**576,891**	524,260
R.M. Gordon (appointed alternate 09.01.01)	**6,210,526**	1,000,000
D.R. Leslie	**44,239**	44,239
M. Rapp	**7,929**	5,079
J.I. Saggers	**38,200**	35,136
F.B. Sher	**4,350**	–
A.C. Smith	**56,730**	20,482
P. Sober	**7,320**	7,320

†Date of appointment if later.

Other interests in shares and bonds of the group as at 31 December 2001 and 2000, or date of appointment if later, were:

Liberty International PLC ordinary shares of 50p each

*Mr D. Gordon had a non-beneficial interest in 19,700,361 ordinary shares in Liberty International (2000 – 8,850,000).

Conditional awards of shares have been made under the company's annual bonus scheme. The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent of the restricted shares. These shares will be released respectively three and five years in respect of awards made up to and including 2000, and two and four years respectively for awards made in 2001 and subsequently, after the date of the award provided the individual employee has remained in service. Awards to Executive Directors under the scheme to date have been as follows:

	Bonus shares			
	At 31 December 2000	Vested and lapsed	Awarded*	**At 31 December 2001**
J.G. Abel	17,452	3,575	7,200	**21,077**
P.C. Badcock	14,056	2,900	5,850	**17,006**
D.A. Fischel	34,400	6,410	18,585	**46,575**
D.R. Leslie†	21,163	21,163	–	**–**
J.I. Saggers	25,422	5,114	11,400	**31,708**
F.B. Sher	21,720	4,350	8,505	**25,875**
A.C. Smith	21,161	3,460	10,320	**28,021**

*Bonus shares in respect of the year ended 31 December 2000 awarded in February 2001. Details of Bonus shares awarded in respect of the year ended 31 December 2001 are given on page 108 of the Report on Directors' Remuneration.

† Bonus awards comprising 16,873 shares lapsed, following Mr Leslie's retirement as an Executive Director of the company on 27 March 2001.

5.5 per cent Liberty International Subordinated Convertible Bonds due 2009 As stated in note 33, the 5.5 per cent Bonds were redeemed by the company on 31 December 2001. Prior to the redemption Mr D. Gordon, Mr G.J. Gordon and Mr R.M. Gordon converted their interests in the Bonds into ordinary shares which are included in the interests disclosed above. Consequently beneficial interests held at 31 December 2001 were Mr D. Gordon (nil) (2000 – £1,170,000), Mr G.J. Gordon (nil) (2000 – £250,000) and Mr R.M. Gordon (nil) (09.01.01 – £1,000,000).

30 Directors' interests continued

(a) In shares in Liberty International Group Companies continued

6.25 per cent Liberty International Subordinated Convertible Bonds due 2006 Beneficial interests were held by Mr R.A.M. Baillie (£1,072) (2000 – £1,072), Mr G.J. Gordon (£45,000) (2000 – £45,000), Mr D.R. Leslie (nil) (2000 – £1,214) and Mr J.G. Abel (£2,638) (2000 – £2,638). Mr D. Gordon held a non-beneficial interest in £3,000,000 of the Bonds (2000 – nil).

CSC 6.875 per cent Eurosterling Bonds due 2013 A beneficial interest was held by Mr D. Gordon (£2,500,000) (2000 – nil).

Capital & Counties plc ordinary shares of 25p each A non-beneficial interest of 400 (2000 – 400) shares was held by Mr D.A. Fischel.

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

			Number of share options				
Director	Year granted	Option price (p)	Held at 31 December 2000	Granted in year	Exercised in year or lapsed	**Held at 31 December 2001**	Exercisable between
The Liberty International Holdings PLC Executive Share Option Scheme 1987							
D.A. Fischel	1995	322	17,500	–	–	**17,500**	10/08/1998 – 10/08/2005
J.I. Saggers	1993	322	25,000	–	–	**25,000**	19/08/1996 – 19/08/2003
	1995	322	35,000	–	–	**35,000**	10/08/1998 – 10/08/2005
	1996	331	40,000	–	–	**40,000**	18/03/1999 – 18/03/2006
A.C. Smith	1994	366	20,000	–	–	**20,000**	06/09/1997 – 06/09/2004
	1995	322	17,500	–	–	**17,500**	10/08/1998 – 10/08/2005
The Liberty International Holdings PLC Incentive Share Option Scheme 1990							
D.A. Fischel	1995	322	22,500	–	–	**22,500**	10/08/1998 – 10/08/2005
	1996	331	50,000	–	–	**50,000**	18/03/1999 – 18/03/2006
	1999	419	160,000	–	–	**160,000**	12/03/2002 – 12/03/2009
J.I. Saggers	1999	419	50,000	–	–	**50,000**	12/03/2002 – 12/03/2009
F.B. Sher	1999	419	60,000	–	–	**60,000**	12/03/2002 – 12/03/2009
A.C. Smith	1991	306	3,670	–	3,670	**–**	07/03/1994 – 07/03/2001
	1992	169	40,000	–	40,000	**–**	22/09/1995 – 22/09/2002
	1993	322	15,000	–	–	**15,000**	19/08/1996 – 19/08/2003
	1995	322	12,500	–	–	**12,500**	10/08/1998 – 10/08/2005
	1996	331	30,000	–	–	**30,000**	18/03/1999 – 18/03/2006
	1999	419	60,000	–	–	**60,000**	12/03/2002 – 12/03/2009

30 Directors' interests continued
(b) In share options in the company continued

			Number of share options				
Director	Year granted	Option price (p)	Held at 31 December 2000	Granted in year	Exercised in year or lapsed	**Held at 31 December 2001**	Exercisable between
The Liberty International PLC Incentive Share Option Scheme 1999							
J.G. Abel	2001	512	–	94,141	–	**94,141**	22/02/2004 – 22/02/2011
P.C. Badcock	2001	512	–	74,141	–	**74,141**	22/02/2004 – 22/02/2011
D.A. Fischel	1999	475	21,000	–	–	**21,000**	11/08/2002 – 11/08/2009
	2000	406	120,000	–	–	**120,000**	03/03/2003 – 03/03/2010
	2001	512	Nil	100,000	–	**100,000**	22/02/2004 – 22/02/2011
J.I. Saggers	1999	475	17,500	–	–	**17,500**	11/08/2002 – 11/08/2009
	2000	406	50,000	–	–	**50,000**	03/03/2003 – 03/03/2010
	2001	512	Nil	60,000	–	**60,000**	22/02/2004 – 22/02/2011
F.B. Sher	1999	475	56,000	–	–	**56,000**	11/08/2002 – 11/08/2009
	2000	406	60,000	–	–	**60,000**	03/03/2003 – 03/03/2010
	2001	512	–	44,141	–	**44,141**	22/02/2004 – 22/02/2011
A.C. Smith	1999	475	17,500	–	–	**17,500**	11/08/2002 – 11/08/2009
	2000	406	60,000	–	–	**60,000**	03/03/2003 – 03/03/2010
	2001	512	Nil	60,000	–	**60,000**	22/02/2004 – 22/02/2011
The Liberty International PLC Executive Share Option Scheme 1999							
J.G. Abel	2001	512	Nil	5,859	–	**5,859**	22/02/2004 – 22/02/2011
P.C. Badcock	2001	512	Nil	5,859	–	**5,859**	22/02/2004 – 22/02/2011
F.B. Sher	2001	512	Nil	5,859	–	**5,859**	22/02/2004 – 22/02/2011

Mr A.C. Smith exercised options in the year on 7 March 2001, at a market price of 535p per share, at which time the difference between the exercise price and market price was in aggregate £8,404, and on 6 April 2001, at a market price of 520p per share, at which time the difference between the exercise price and market price was in aggregate £140,400.

The market value of Liberty International ordinary shares at 31 December 2001 was 483.5p and during the year the price varied between 462.5p and 558.5p.

30 Directors' interests continued

(c) No Director had any dealings in the shares of any group company between 31 December 2001 and 25 January 2002, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2001.

31 Employees' information

	2001 £000	2000 £000
Wages and salaries	**22,167**	24,967
Social security costs	**2,205**	2,522
Other pension costs	**1,162**	1,509
	25,534	28,998

At 31 December 2001 the number of persons employed was 835 (2000 – 935). The average number of persons employed during the year was:

	2001 Number	2000 Number
Liberty International PLC	**46**	45
Capital Shopping Centres PLC	**722**	752
Capital & Counties plc	**97**	87
Liberty International Financial Services group	**25**	87
	890	971

Options to subscribe for ordinary shares under the Liberty International Holdings PLC Executive Share Option Scheme 1987, the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999, the Liberty International PLC Executive Share Option Scheme 1999, and the Capital Shopping Centres PLC Executive Share Option Scheme 1995, were outstanding as set out below.

Date of grant	Scheme	Price per share	Ordinary shares Number	Exercisable between
22.09.92	1987	169p	15,000	1995 and 2002
19.08.93	1987	322p	75,000	1996 and 2003
19.08.93	1990	322p	15,000	1996 and 2003
06.09.94	1987	366p	20,000	1997 and 2004
06.09.94	1990	366p	50,000	1997 and 2004
22.05.95	1995	279.5p	13,068	1998 and 2005
10.08.95	1987	322p	130,000	1998 and 2005
10.08.95	1990	322p	45,000	1998 and 2005
12.03.96	1995	331.5p	38,226	1999 and 2006
12.03.96	1995	337p	36,452	1999 and 2006
18.03.96	1987	331p	147,500	1999 and 2006
18.03.96	1990	331p	80,000	1999 and 2006
12.03.99	1990	419p	664,780	2002 and 2009
11.08.99	ISOS 1999	475p	202,405	2002 and 2009
03.03.00	ISOS 1999	406p	707,500	2003 and 2010
22.01.01	ESOS1999	512p	288,618	2004 and 2011
22.01.01	ISOS 1999	512p	1,503,382	2004 and 2011
Total			**4,031,931**	

31 Employees' information continued

Conditional awards of Additional and Restricted shares under the companies' share incentive plans outstanding at 31 December 2001 are as shown below. Awards made under the CSC Share Incentive Plan were originally in respect of ordinary shares in CSC. These awards were rolled over in accordance with the terms of the acquisition of CSC and now relate to ordinary shares in Liberty International.

	Share Incentive Plan	Restricted	Additional
1998	Liberty International	–	23,298
1998	CSC	–	15,244
1999	Liberty International	48,386	23,606
1999	CSC	34,939	16,808
2000	Liberty International	88,059	42,832
2000	CSC	43,463	21,483
2001	Liberty International	137,184	67,183
Total		**352,031**	**210,454**

A total of 4,639,625 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2001 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the Share Incentive Plans.

32 Pensions

(a) Current pension arrangements

The group operates a number of pension schemes in the United Kingdom and the USA, the assets of which are held in separate trustee-administered funds. The group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently a number of group personal pensions were established in 1997/98 for new and some existing employees, and previous schemes closed and benefits preserved.

One of these older arrangements, the Liberty International Group Retirement Benefit Scheme ("the RBS"), was closed to new members, but continues to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the UK State Earnings Related Pension Scheme (SERPS). RBS assets account for approximately 91 per cent of the aggregate assets of all defined benefit schemes.

Of the other closed schemes, one is a defined contribution scheme and the other is a small funded defined benefit scheme, which is closed to new joiners, and is in the course of being wound up. No pension charge is provided in respect of this defined benefit scheme, as it is not material. The members of these two closed schemes now acquire future service benefits through group personal pensions.

32 Pensions continued

(b) Pension costs

All pension costs of group schemes are charged to the profit and loss account so as to spread the costs of pensions evenly over the normal expected service lives of employees. The basis of charge is as follows:

(i) The RBS – a defined benefit scheme: The pension cost relating to the RBS is assessed in accordance with the advice of Buck Consultants Limited, an independent firm of qualified actuaries. The pension costs and balance sheet items for the year ended 31 December 2001 have been based on the same valuation method and assumptions used at the last formal RBS valuation as at 6 April 2001.

This valuation used the "Attained Age" valuation method and a market led set of assumptions. As at 6 April 2001, the market value of the RBS assets was £30.7 million, and the value of the assets was sufficient to cover 122 per cent of the benefits that had accrued to RBS members after allowing for expected future increases in earnings where applicable. The main economic assumptions used in the valuation were:

	April 2001 Basis % per annum compound
Investment return before retirement	7.10%
Investment return after retirement	4.85%
Price inflation	2.50%
Salary increases	4.50%
Pension increases	2.50%

The group has for a number of years paid contributions on the basis recommended by the independent scheme actuary at a level appropriate to reduce the overfunding of the RBS. The company contribution rate in 2001 was 2.5 per cent of members' pensionable salaries, amounting to £0.1 million (2000 – 2.5 per cent, £0.1 million) and will continue at 2.5 per cent pending the results of the next actuarial valuation due to be carried out no later than 6 April 2004. In recognition of this reduced level of contribution, the group makes additional provisions in the balance sheet.

The total pension charge to the profit and loss account in respect of the RBS as calculated in accordance with SSAP 24 for the year ended 31 December 2001 was £0.1 million (2000 – £0.3 million). The aggregate pension creditor at 31 December 2001 was £1.9 million (2000 – £1.9 million).

(ii) Defined contribution arrangements: The pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.0 million (2000 – £1.3 million) in respect of the other UK pension schemes and £0.1 million (2000 – £0.1 million) for the US scheme.

32 Pensions continued

(iii) FRS 17: FRS 17 "Retirement benefits" becomes effective for accounting periods ending on or after 22 June 2003. The group has opted to follow the transitional arrangements of this standard, which require that the following additional disclosures be made.

The fair value of the RBS's assets at 31 December 2001 was £30.2 million, comprising:

	Value £m	Proportion of assets	Expected rate of return
Equities	15.3	51%	7.8%
Index-linked bonds	12.0	40%	4.8%
Property	2.2	7%	7.8%
Other	0.7	2%	4.0%
Total	**30.2**	**100%**	**6.5%**

The present value of the RBS's liabilities at 31 December 2001, calculated in accordance with FRS 17 by an independent actuary, was £24.5 million. The main economic assumptions were as follows:

Discount rate	5.85%
Earnings increases	4.55%
General price inflation	2.55%
Increases to pensions in payment	2.55%
Increases to deferred pensions before payment:	
left before 1 January 1985	3.00%
left after 31 December 1984	2.55%

If the group were to have adopted FRS 17, the following asset would be recognised in the balance sheet as at 31 December 2001:

	£m
Total market value of scheme assets	30.2
Present value of scheme liabilities	(25.4)
Surplus in the scheme	4.8
Less irrecoverable surplus	–
Recognised pension asset	4.8
Related deferred tax liability	(1.4)
Net pension asset	**3.4**

The resulting group net assets and profit and loss reserve would be amended as follows:

	£m
Net assets excluding pension asset	2,398.7
Pension asset	3.4
Net assets including pension asset	2,402.1
Profit and loss reserve excluding pension asset	44.7
Pension asset	3.4
Profit and loss reserve including pension asset	**48.1**

The group has no significant exposure to any other post retirement benefit obligations.

33 Subordinated convertible debt
The subordinated convertible bonds are stated net of issue costs, are unsecured and are subordinated to all other forms of debt.

6.25 per cent Subordinated Convertible Bonds due 2006
During 2001 £29,750,000 nominal of the Bonds were repurchased and cancelled and £3,570 nominal were converted into 791 ordinary shares. At 31 December 2001 there were £65.2 million Liberty International 6.25 per cent subordinated convertible bonds in issue. The holders of the 6.25 per cent subordinated convertible bonds have the option to convert the bonds into ordinary shares at any time up to 24 December 2006 at 450p per ordinary share, a conversion rate of approximately 22.2 ordinary shares for every £100 nominal of convertible bonds. Unless converted, the bonds may be redeemed at par at the company's option at any time after 31 December 2003. Unless otherwise converted or redeemed, the convertible bonds will be redeemed by Liberty International at par on 31 December 2006.

5.5 per cent Liberty International Subordinated Convertible Bonds due 2009
During 2001 £39,117,000 nominal of the Bonds were repurchased and cancelled and £32,852,928 nominal were converted into 6,916,326 ordinary shares at the conversion price of 475p nominal of Bond per share. On 31 December 2001 all the remaining £31,314,430 nominal of the Bonds outstanding were redeemed by the company at £1.03 per £1 nominal, as provided under the terms of the Bonds.

Corporate Governance

The company is committed to high standards of corporate governance throughout the group. The company is required to comply with "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which form part of the UK Listing Authority Listing Rules.

The Board is accountable to the company's shareholders for good governance and the information and statements below describe how the principles identified in the Code are applied by the company.

The company's corporate governance procedures, which were adopted by the Board and have subsequently been reviewed and updated, are designed to enable the company to comply with the Code. The procedures define the duties and constitution of the Board and the various Board Committees and, as appropriate, specify responsibilities and levels of responsibility.

Statement of compliance
Based on the information below (together with the statements and procedures referred to in the Report on Directors' Remuneration on pages 105 to 108) the Board believes that, other than as indicated below, the company has applied throughout the accounting period the principles and complied with the provisions set out in Section 1 of the Code.

The principal corporate governance procedures are summarised as follows:

The Board
At the year end, the Board comprised the Chairman, Mr D. Gordon, six Executives and eight non-Executive Directors. Four non-Executive Directors, Mr R.A.M. Baillie, Mr R.W.T. Buchanan, Mr M. Rapp and Mr P. Sober, are considered by the Board to be fully independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Mr D.R. Leslie was, within the last five years, an Executive Director of Liberty International. Mr D.P.H. Burgess is the Senior Partner of Gouldens, a firm of lawyers which has from time to time advised Liberty International. Mr D. Bramson recently retired as Senior Partner of Nabarro Nathanson and now acts as a consultant to that firm of lawyers which advises the Liberty International group. However, the Board believes that, in all three cases, the relationships do not interfere with the exercise of their independent judgement.

Biographies of the Board members appear on pages 52 and 53 of the Annual Review and Summary Financial Report. The differing roles of the Chairman and the Chief Executive are recognised by the Board.

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders at least every three years. This is in compliance with the Code requirements.

The Executive Directors have service contracts which have a notice period of 12 months. Non-Executive Directors are appointed for three year periods and their continuous service thereafter is subject to review by the Board. Mr Robin Baillie was appointed as Senior Independent Director in 1999.

The Board is responsible to all shareholders for the effective control and proper management of the Liberty International group; there is a schedule of matters reserved for the Board as a whole which includes group strategy and policy, acquisitions and disposals, the approval of major capital expenditure projects and consideration of significant financial matters.

The Board meets quarterly to consider information requested from management which is supplied on a timely basis to enable the Board to discharge its duties. Additional meetings are arranged when necessary.

The company seeks to develop regular dialogue with individual institutional shareholders through regular meetings and announcements and constructive liaison with private shareholders who have the opportunity to attend and put questions at the company's Annual General Meeting. The company also has a comprehensive website on which up to date information is available to all shareholders and potential investors.

Membership of the main Committees of the Board is shown on pages 52 and 53 of the Annual Review and Summary Financial Report.

The Chairman's Committee
This Committee comprises the Chairman, Chief Executive and six non-Executive Directors. It is responsible for the development of strategy and policy proposals for consideration by the Board and the implementation of the Board's directives thereon, and deals with delegated matters between Board meetings.

Audit Committee
This Committee comprises five non-Executive Directors, chaired by Mr P. Sober. The Audit Committee is responsible for monitoring the adequacy of the group's financial and internal controls, risk management, accounting policies and financial reporting, for providing a forum through which the auditors report to the non-Executive Directors and ensuring the provision of information to enable the Board to present a balanced and understandable assessment of the company's position and prospects.

Nomination Committee
This Committee comprises five non-Executive Directors and is responsible for making recommendations to the Board on any appointment to the Board. The Committee is chaired by Mr D. Gordon.

Remuneration Committee
This Committee comprises five non-Executive Directors. The Committee is chaired by Mr R.A.M. Baillie.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions for the Directors and Senior Executives of the group and the provision of incentivisation and performance related benefits to any Executive Director or employee. The Report on Directors' Remuneration is set out on pages 105 to 108.

Internal control
The Board is responsible for the group's system of internal control and for reviewing its effectiveness. The system is designed to manage, rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the group's significant risks, which has been in place throughout the year ended 31 December 2001 and up to the date of approval of the annual report and accounts. It is regularly reviewed by the Board and it accords with internal control guidance for directors issued by the Turnbull Committee.

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both internal audit and compliance functions which may include recommendations for improvement.

Internal financial reporting Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information The group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparison against budget. The Board reviews these for the group as a whole and determines appropriate action.

Major investments All major investments of the group are authorised by the Chairman's Committee, which is a properly constituted committee of the Board, or the Board.

Group treasury The group has a centralised treasury function that reports to the Board on a regular basis. The reports provide details of counterparty, interest and foreign exchange risks. Additional information on this topic is given in note 18 on pages 86 to 88.

Operating unit financial controls Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed during regular internal audit visits.

The Board has conducted a review of the effectiveness of systems of internal financial control for the year ended 31 December 2001 and has taken into account material developments which have taken place since the year end. The review was performed on the basis of criteria set out in the Guidance for Directors "Internal Control and Financial Reporting" issued in December 1994.

Report on Directors' Remuneration

The Remuneration Committee comprises Mr R.A.M. Baillie, Mr R.W.T. Buchanan, Mr D. Gordon, Mr M. Rapp and Mr P. Sober and is constituted under terms of reference and procedures laid down by the Board which are designed to enable the company to comply with the requirements relating to remuneration policy contained in "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which form part of the UK Listing Authority Listing Rules.

Mr D. Gordon became a member of the Remuneration Committee at the end of the first quarter of 2001.

The Remuneration Committee acts under terms of reference established by the Board. Its principal responsibility is to determine remuneration for the Directors and Senior Executives of the group. In determining that policy, the Remuneration Committee has given full consideration to the best practice provisions of the Code and has complied with the principles and provisions of the Code in developing remuneration policies which provide the benefits referred to below and which directly align the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders.

Remuneration policy for Executive Directors
The group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to both individual and business performance. The components of the remuneration package are:

Basic annual salary and benefits
Executive Directors and other staff salaries are reviewed annually in the light of individual performance, competitive market practice and comparable data of other companies in similar sectors. The main elements of the basic benefits are pension benefits, private health care and the provision of a company car or cash alternative.

Incentive performance related benefits: Annual Bonus Scheme and Bonus Share Scheme
The company provides discretionary annual bonus arrangements for selected executives and staff which enable an element of any annual bonus awarded to an individual to be taken in the form of an award of shares in the company, conditional on the individual remaining in employment. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and Share Incentive Plan (see below) shares combined. The Restricted and Additional shares are released respectively two and four years after the date of the award.

The company has introduced a new Share Incentive Plan ("SIP") for all eligible employees who will receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer significant tax advantages to employees and to the company. The SIP will operate using shares purchased in the market and will not subscribe for any new shares.

The cost of any annual bonus which may be provided under the annual bonus scheme, including the cost of shares acquired to meet share awards, is a maximum of 25 per cent of the aggregate emoluments of eligible employees. The level of any annual bonus is determined by the Remuneration Committee and is dependent upon the achievement in the prior year of corporate results and objectives against predetermined budgets and targets.

Details of the Executive Directors' individual bonus awards in cash and in shares under the Bonus Share Scheme for the year ended 31 December 2001 are set out on pages 107 and 108. Details of bonus awards in shares made in previous years are set out on page 94. It is the company's policy to fund the company's Employee Share Ownership Plan ("ESOP") to enable it to purchase the shares which will be required under the Bonus Share Scheme.

Share options Under the company's Incentive Share Option Scheme, executives, including Executive Directors, may be granted options to acquire shares in the company, subject to achievement of a performance condition, at an option price which does not exceed market price at the time of the grant. The performance condition has recently been amended to reflect growth in earnings rather than dividends. The revised condition, which is considered challenging and reflects the group's objectives, requires smoothed earnings growth equal to or greater than 5 per cent per annum (or, if greater in any year, 120 per cent of the percentage increase in the Retail Price Index) over a minimum three year comparison period. "Smoothed" earnings growth excludes exceptional and trading profits above a certain level. Inclusion of criteria comparing earnings performance with a comparator group of companies was considered by the Remuneration Committee but deemed less appropriate than an absolute measure of performance. The performance condition does not apply to options granted under the Inland Revenue approved share option scheme, as it is expected that a minimal number of options will be granted under that scheme.

The performance condition may be amended or waived in exceptional circumstances at the discretion of the Committee.

Options held by Executive Directors over ordinary shares are set out in note 30 on pages 95 and 96.

Pension Executive Directors and staff who joined the company prior to April 1998 are eligible to participate in the group pension scheme which provides a pension of up to two-thirds of salary on retirement dependent on service and Inland Revenue approved limits. Pension benefits for Executive Directors are based on basic salary. From April 1998 Executive Directors and staff who join the company receive defined contribution pension benefits. Details of the pension benefits provided to Executive Directors for the year ended 31 December 2001 are set out on page 108.

Service contracts Executive Directors of the company have rolling service contracts. All current service contracts are terminable on 12 months' notice on either side.

Remuneration policy for non-Executive Directors Non-Executive Directors are appointed for fixed terms of three years, subject to renewal thereafter. Non-Executive Directors each received a fee of £20,000 pa in 2001. Non-Executive Directors who assume additional specific responsibilities receive supplementary fees. The Chairman of the Audit Committee receives £10,000 pa and the Chairman of the Remuneration Committee receives £7,500 pa. Other non-Executive Directors who are members of the Audit Committee, the Chairman's Committee or the Remuneration Committee receive additional fees. Other than fees, non-Executive Directors receive no benefits from their office and are not eligible to participate in group pension arrangements.

Directors' emoluments

Details of individual Directors' emoluments are set out in the table below:

Name	Salary and service contract remuneration £	Benefits in kind (including car allowance) £	Annual bonus £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	**Aggregate emoluments excluding pensions 2001 £**	Aggregate emoluments excluding pensions 2000 £
Chairman								
D. Gordon	315,000	24,684		80,000		50,000	**469,684**	450,710
Executive								
D.A. Fischel	339,937	14,903	167,500				**522,340**	484,194
J.G. Abel (*11.12.00)	182,500	14,772	29,000				**226,272**	10,846
P.C. Badcock (*11.12.00)	145,000	15,799	9,375				**170,174**	8,947
J.I. Saggers	197,500	11,293	32,500				**241,293**	214,512
F.B. Sher	193,500	17,910	9,750				**221,160**	278,165
A.C. Smith	181,750	14,903	69,250				**265,903**	287,600
Non-Executive								
R.C. Andersen (**27.07.00)							**Nil**	8,610
R.A.M. Baillie				20,000	22,500		**42,500**	35,000
D. Bramson (*01.01.01)				20,000	15,000		**35,000**	Nil
R.W.T. Buchanan				20,000	20,000		**40,000**	35,000
D.P.H. Burgess (*01.01.01)				20,000	15,000		**35,000**	Nil
G.J. Gordon				20,000			**20,000**	21,000
D.R. Leslie (*Executive 11.12.00) (*Non-Executive 27.03.01)	50,000	3,000		15,000	3,750		**71,750**	15,104
Lord Newall (#27.03.01)				5,000			**5,000**	15,000
M. Rapp				20,000	20,000	45,000	**85,000**	106,250
Lord Renwick (**06.07.00)							**Nil**	7,731
P. Sober				20,000	25,000		**45,000**	56,250
C.B. Strauss (**14.08.00)							**Nil**	9,327
Alternate								
R.M. Gordon (*09.01.01)						18,000	**18,000**	Nil
	1,605,187	117,264	317,375	240,000	121,250	113,000	**2,514,076**	2,044,246

*appointed, **resigned, # retired.

In aggregate, £86,667 of the emoluments shown above were paid to third parties for the provision of Directors' services.

Full details relating to the exercise of share options by Directors are given in note 30 on page 96.

Executive Directors were awarded a bonus in February 2002 under the annual bonus scheme for the year ended 31 December 2001. Part of the bonus entitlement was taken in cash, part in the form of shares under the newly introduced SIP, and a further part as conditional award of shares in the company. The SIP shares are held in trust for a period of five years to qualify for tax advantages. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and SIP shares combined. The Restricted and Additional shares will be released respectively two and four years after the date of the award provided the individual Director has remained in service.

The awards to the Executive Directors were as follows:

	*SIP	*Restricted	*Additional
D.A. Fischel	600	13,400	7,000
J.G. Abel	600	5,100	2,850
P.C. Badcock	600	1,275	938
J.I. Saggers	600	4,600	2,600
F.B. Sher	600	5,250	2,925
A.C. Smith	600	6,800	3,700

*The numbers of shares shown above are indicative only; the precise number of shares awarded will depend on the market price of ordinary shares on the relevant day preceding the awards and may differ from the estimated number.

The interests of Directors in previous conditional awards of ordinary shares under the annual bonus scheme are detailed in note 30 on page 94.

Directors' pensions

Seven Directors were members of a defined benefit arrangement, benefits earned being as follows:

Name	Increase in accrued pension during the year†	Transfer value of increaseø	Accumulated total accrued pension at year end*
D.A. Fischel	£9,854 pa	£66,364	£92,332 pa
J.G. Abel	£12,272 pa	£179,768	£103,047 pa
P.C. Badcock	£1,473 pa	£19,887	£11,432 pa
D.R. Leslie §	£105 pa	£297	£9,861 pa
J.I. Saggers	£8,046 pa	£109,868	£111,398 pa
F.B. Sher	£2,792 pa	£34,451	£23,664 pa
A.C. Smith	£4,504 pa	£27,052	£43,615 pa

Notes to Pension Benefits:

* The pension entitlement shown is that which would be paid annually based on service to the end of the year.

† The increase in accrued pension during the year excludes any increase for inflation.

ø The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less Directors' contributions.

§ Mr Leslie acquired a pension benefit up to 27 March 2001, being the date on which he ceased to be an Executive, and became a non-Executive Director.

Directors who are members of the Retirement Benefit Scheme have the option to pay additional voluntary contributions but no contributions were made in the year.

R.A.M. Baillie
Chairman of the Remuneration Committee
12 February 2002

Designed and produced by Radley Yeldar (London)


CSC
CAPITAL
SHOPPING CENTRES


CAPITAL &
COUNTIES

Members of the Liberty International Group

www.liberty-international.co.uk

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO, IN THE CASE OF SHAREHOLDERS REGISTERED IN THE UNITED KINGDOM SECTION OF THE SHARE REGISTER, IS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

If you have sold or transferred all your ordinary shares in Liberty International PLC, please forward this document to the bank, stockbroker or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.


LIBERTY
INTERNATIONAL

Liberty International PLC

(Registered in England No 3685527)

Notice of Meeting
and
Form of Proxy

Liberty International PLC
Annual General Meeting

Directors:
D. Gordon D Econ Sc(hc)(Wits), Chairman
D.A. Fischel, Chief Executive
A.C. Smith, Finance Director
J.G. Abel
P.C. Badcock
R.A.M. Baillie
D. Bramson
R.W.T. Buchanan
D.P.H. Burgess
G.J. Gordon
D.R. Leslie
M. Rapp
J.I. Saggers
F.B. Sher
P. Sober

Alternate:
R.M. Gordon

Registered Office:
40 Broadway
London SW1H 0BT

25 February 2002

To the holders of ordinary shares and, for information only, to the holders of options under the company's share option schemes

Dear Shareholder

Annual General Meeting Tuesday, 26 March 2002

Introduction

You will find enclosed the Annual Review and Summary Financial Report and additionally, if you have so requested, the Annual Report, for the company's accounting year ended 31 December 2001. The Notice convening the 2002 Annual General Meeting is set out on pages 4 and 5 of this document. In case you are unable to attend and vote at the meeting a form of proxy is provided as part of this document. In the Notice convening the Annual General Meeting resolutions numbered 1 to 4 refer to items of ordinary business – to receive the accounts and the reports of the Directors and the Auditors, to declare a final dividend, to re-elect a Director and to reappoint the Auditors.

I am writing to explain the additional matters which will be considered as special business at the Annual General Meeting, and to explain why the Board is recommending that you vote in favour of such resolutions. The resolutions are set out in the Notice of Annual General Meeting on pages 4 and 5 of this document.

Resolutions 5 and 6 – Directors' Authority to Allot Equity Securities and Disapplication of Pre-emption Rights

It is customary for a company's shareholders to empower the Directors to allot the authorised but unissued share capital of the company. Resolution 5 (an ordinary resolution) empowers the Directors for the purposes of Section 80 of the Companies Act 1985 (the "Act") to allot the unissued share capital of the company for a period of five years to expire on 25 March 2007.

Resolution 6 (a special resolution) empowers the Directors to allot equity securities for cash otherwise than on a pro rata basis, as if Section 89 of the Act did not apply. Section 89 of the Act requires that a company issuing shares for cash must first offer them to existing shareholders. Resolution 6 disapplies that requirement as far as rights issues are concerned and, other than for rights issues, up to an aggregate nominal amount of £7,104,391.50 (14,208,783 ordinary shares) representing, as at 25 February 2002, 5 per cent of the issued share capital of the company. The authority under Section 80 of the Act will provide the Directors with authority to allot 94,725,224 ordinary shares equal to one-third of the issued ordinary share capital of the company. The Directors have no present intention to issue further shares other than under the share option schemes or on conversion of the company's convertible bonds.

Resolution 7 – Purchase of Own Shares

The Articles of Association of the company empower the company to purchase its own shares for cancellation. The Directors consider it desirable and in the company's interests for shareholders to grant to the company authority to exercise this power, within certain limits, to enable the company to purchase its own shares. This authority would only be exercised as and when conditions were favourable, with a view to enhancing net asset value per share.

The Directors will seek authority, to expire at the Annual General Meeting in 2003 or, if earlier, on 25 June 2003, for the company to purchase its own shares in the market up to a total of 28,417,567 ordinary shares having an aggregate nominal value of £14,208,783.50, being 10 per cent of the current issued nominal ordinary share capital. The maximum price which may be paid on any exercise of such authority per ordinary share is 105 per cent of the average of the middle market quotations of the ordinary shares for the five business days immediately preceding the date of purchase, and the minimum price is 50p.

As at 25 February 2002, there were options outstanding to subscribe for 4,031,931 ordinary shares, which if exercised in full would represent 1.4 per cent of the issued share capital as at such date. In addition, as at 25 February 2002, there were £65.2 million 6.25 per cent convertible bonds of the company outstanding which if fully converted would in aggregate result in the issue of 14.5 million ordinary shares, representing 5.1 per cent of the issued share capital of the company as at such date. If the buy-back authority were exercised in full, such options would on exercise represent 1.6 per cent and the shares issued on conversion of the 6.25 per cent convertible bonds of the company would represent 5.7 per cent of the issued share capital of the company.

Action to be Taken

Shareholders will find a form of proxy for use at the Annual General Meeting included as part of this document. Whether or not shareholders propose to attend the Annual General Meeting, it is important that they complete, sign and return the form of proxy.

To be valid, the form of proxy must be lodged with the company's registrars by not later than 12 noon (London time) on 24 March 2002. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita IRG Plc at Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR, and shareholders registered in the South African section of the register should return the form of proxy to Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001, South Africa (Postal address: PO Box 1053, Johannesburg 2000, South Africa). The completion and return of a form of proxy will not prevent you from attending and voting at the Annual General Meeting in person if you wish.

Recommendation

The Directors consider the above proposals to be in the best interests of the company and its shareholders as a whole and recommend shareholders to vote in favour of all the resolutions.

Yours faithfully



D. Gordon
Chairman

Director's Biography

Biographical details of the Director to be re-elected are as follows:

Robin Baillie Non-Executive Director Age 68
Appointed a non-Executive Director in 1988. Chairman of the Remuneration Committee and member of the Audit Committee, Nomination Committee and Chairman's Committee of Liberty International. Senior Independent Director of Liberty International. A non-Executive Director of Henderson Global Investors (Holdings) plc, and Chairman of Invesco Asia Trust PLC. Formerly Managing Director of Standard Chartered Merchant Bank and Chairman of Wren PLC.

Notice of Meeting

Notice is hereby given that the Annual General Meeting of Liberty International PLC will be held at 40 Broadway, London SW1H 0BT, United Kingdom on 26 March 2002 at 12 noon (London time) for the following purposes:

Ordinary Business

1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2001.
2 To declare a final ordinary dividend of 12p per share.
3 To re-elect Mr R.A.M. Baillie as a Director (non-Executive).
4 To reappoint PricewaterhouseCoopers as Auditors of the company, and to authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought appropriate, to pass the following resolutions:

As an Ordinary Resolution:

5 THAT
   (i) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for the period of five years from the date of the passing of this resolution, all the powers of the company to allot relevant securities up to an aggregate nominal amount of £47,362,612;
   (ii) by such authority and power the Directors may during such period make offers or agreements which would or might require the making of allotments after the expiry of such period;
   (iii) such authority and power shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto; and
   (iv) for the purposes of this resolution, words and expressions defined in or for the purposes of the said section shall bear the same meanings herein.

As a Special Resolution:

6 THAT
   (i) Pursuant to the resolution conferring authority under Section 80 of the Companies Act 1985 passed on the date hereof, the Directors be empowered to allot equity securities wholly for cash as if Section 89(1) of the said Act did not apply to any such allotment:
      (a) in connection with a rights issue; and
      (b) otherwise than in connection with a rights issue, up to an aggregate nominal amount of £7,104,391.50;
   (ii) by such authority and power the Directors may during such period make offers or agreements which would or might require the making of allotments after the expiry of such period; and
   (iii) for the purposes of this resolution:
      (a) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to:
         (i) holders on the register on a fixed record date of ordinary shares in proportion to their respective holdings; and
         (ii) holders on the register on a fixed date of other equity securities to the extent expressly required or (if considered appropriate by the Directors) permitted by the rights attached thereto, but subject in each case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;
      (b) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the company, the nominal amount of such shares which may be allotted pursuant to such rights; and
      (c) words and expressions defined in or for the purpose of Part IV of the said Act shall bear the same meanings herein.

As a Special Resolution:

7 THAT the company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 50p each in the capital of the company provided that:
   (i) the maximum number of shares which may be purchased is 28,417,567;
   (ii) the minimum price which may be paid for each share is 50p;
   (iii) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and
   (iv) this authority shall expire at the conclusion of the Annual General Meeting of the company to be held in 2003 or, if earlier, 25 June 2003 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By Order of the Board

Susan Folger Secretary
25 February 2002

Notes:

A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the company.

The register of Directors' interests and transactions, and copies of all contracts of service between the company and its Directors, will be available for inspection at the commencement of, and during the continuance of, the Annual General Meeting.

The company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the Register of Members of the company as at 6 p.m. on 24 March 2002 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. on 24 March 2002 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Liberty International PLC
Form of Proxy

For the Annual General Meeting – For use by ordinary shareholders only.

For use at the Annual General Meeting of the company on 26 March 2002.

I/We ....
PLEASE USE BLOCK LETTERS
a member/members of the above-named company hereby appoint the Chairman of the meeting (note 1)

....

as my/our proxy to vote for me/us and to act on my/our behalf at the Annual General Meeting of the company to be held on 26 March 2002 and at any adjournment thereof.

Please indicate with an "X" in the space below how you wish your vote to be cast (note 4).

Ordinary Business	For	Against
1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2001		
2 To declare a final ordinary dividend of 12p per share		
3 To re-elect Mr R.A.M. Baillie as a Director (non-Executive)		
4 To reappoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		

Special Business		
Ordinary Resolution:		
5 To authorise the Directors to allot the unissued share capital for a period of five years		
Special Resolution:		
6 To disapply the pre-emption provisions of Section 89(1) of the Companies Act 1985, to the extent specified		
Special Resolution:		
7 To authorise the company to purchase its own shares		

Dated this .... day of 2002

Signature(s) ....

Name and address ....
PLEASE USE BLOCK LETTERS

....

Name(s) of joint holder(s) (if any) ....

Notes:

1 A member is entitled to appoint a proxy of his own choice. If any other proxy is preferred strike out the reference to the "Chairman of the meeting" and insert the name of the proxy you wish to appoint and initial the alteration. A proxy need not be a member of the company.
2 If the member is a corporation this form must be executed under its common seal or under the hand of an attorney or a duly authorised officer of the corporation.
3 In the case of joint holders the signature of one will be sufficient but the names of all the joint holders should be stated. If more than one joint holder is present at the meeting either personally or by proxy the vote of the joint holder whose name stands first in the Register of Members shall be counted.
4 Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote. The proxy will exercise his discretion as to how he votes or whether he abstains from voting:
 4.1 on any resolution referred to above if no instruction is given in respect of that resolution; and
 4.2 on any business or resolution considered at the meeting other than the resolutions referred to above.
5 To be valid the instrument appointing a proxy (and where it is signed on behalf of the appointor by an attorney, the letter or power of attorney, or a duly certified copy thereof) must (failing previous registration with the company) be delivered at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita IRG Plc, Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR and shareholders registered in the South African section of the register should return the form of proxy to Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001, South Africa (Postal address: PO Box 1053, Johannesburg 2000, South Africa).

FOLD 3

FOLD 1

RESPONSE LICENCE No.
ANG1468

1  

Capita IRG Plc
Balfour House
390-398 High Road
ILFORD
Essex
IG1 1BR

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TUCK IN


LIBERTY
INTERNATIONAL

Liberty International PLC
Annual Review and Summary Financial Report 2001

NEXT
Ernest Jones
DEBENHAMS
NEXT

Liberty International is a major UK listed property business with shareholders' funds of £2.4 billion and investment properties of £4.1 billion.

Our efforts are devoted to three clearly defined spheres of activity:

- Capital Shopping Centres, the leading player in the UK regional shopping centre industry

- Capital & Counties, our successful retail and commercial property business increasingly concentrated in Central London, the south-east of England and California, USA

- Investment activities, where we look to use the substantial capital resources at our disposal to access profitable real estate related financial market opportunities

We are firm believers in the investment merits of quality property and in the importance of a thriving property industry to a successful modern economy.

We aim to produce outstanding long-term results for shareholders through focus on assets of high quality, which are not capable of replication and require active management and creativity.

Front cover The Chimes, Uxbridge, opened March 2001

Contents

Chairman's Statement



Donald Gordon
Chairman

"Liberty International's emergence as a focussed UK based property enterprise gathered pace in 2001."

Introduction – a dynamic and focussed property enterprise

Liberty International's emergence as a focussed UK based property enterprise gathered pace in 2001.

In 1999, we commenced the process of gaining independence from our former controlling shareholder. In 2000, we achieved that in a manner which improved the efficiency of the group's capital structure, by increasing our gearing to an appropriate level, and further streamlined our structure through the acquisition of the outstanding 25 per cent interest in Capital Shopping Centres PLC. In 2001, we completed our exit from financial services with the disposal of our unit trust business.

Our full attention is therefore now directed to the energetic development of our core property business, real estate related financial market opportunities and the company's future dynamic growth. A number of positive steps were taken during the year, particularly in increasing the programme of major shopping centre and commercial development opportunities and in strengthening and improving the group's long term financial structure.

Key achievements of 2001 were:

- Opening of The Chimes, Uxbridge in March 2001, with tenant trading exceeding all our expectations and full occupancy being rapidly achieved before the year end.
- Encouraging retailer sales figures from our major regional centres, with reporting retailers indicating 21 per cent growth at Braehead, Glasgow and 8 per cent at Lakeside Thurrock in Essex.
- Assembling a significant shopping centre development and investment programme, predominantly at the pre-development and planning stage.
- Completion of two major long term "non-recourse" financings, £730 million secured on Braehead and MetroCentre, Gateshead, and £550 million secured on the Lakeside shopping centre.
- Advancement and upgrading of the commercial property business of Capital & Counties plc, both in the UK and USA and in particular the £70 million acquisition of King's Reach, Southwark, London.
- Aggregate exceptional profits from share investment and financing of over £8 million, as we develop our range of activities in this aspect of the business.
- Disposal of Portfolio Fund Management Limited, the group's unit trust business, for £12 million, achieving an exceptional profit of £3 million.
- A 3.9 per cent increase in diluted net asset value per share from 796p to 827p.
- A positive combined income and capital return of 6.8 per cent, a testimony to the underlying strength and resilience of our business in the more challenging economic conditions.

Financial highlights

£199.4m
Operating profit

£90.9m
Profit before tax

24.49p
Earnings per share before exceptionals

22.75p
Dividends per ordinary share

£4,055m
Investment properties

£2,399m
Shareholders' funds

827p
Net assets per share diluted

Capital Shopping Centres

Our focus on the country's major regional shopping centres, with ten completed centres including six of the UK's premier fifteen centres, provides major competitive and strategic strength. Our leading centres continue to represent attractive and prime trading locations for retailers aspiring to long term success in the UK and we have maintained effectively full occupancy throughout the year.

The resilience of income streams, which increased from £136 million to £146 million, our irreplaceable franchise from household names such as Lakeside, MetroCentre and Braehead and the advantages of scale in the business with over 180 million annual customer visits to our ten centres, provide a powerful platform for profitable expansion and continued growth.

Capital Shopping Centres has now assembled an attractive development programme for the future including the £80 million MetroCentre extension scheduled for completion in 2004; a 50 per cent interest in the £220 million Oxford project where the outcome of a public planning inquiry is awaited in 2002; Braehead Phase II including 145 acres of undeveloped land surrounding the shopping centre; and major longer term partnership opportunities in Cardiff and Liverpool. From our existing portfolio, Eldon Square, Newcastle and the Victoria Centre, Nottingham may also present attractive development and investment opportunities in 2002. Other high quality projects are also being assessed and evaluated.

Capital & Counties

Our quality commercial and retail property business again made excellent progress. Income grew by 9 per cent on a like-for-like basis to £57.4 million. With negligible voids at 1 per cent and a conservative valuation basis, this business has considerable potential.

Our commercial business is increasingly focussed on Central London, the engine room of the UK economy. This focus was reinforced close to the year end by the acquisition for £70 million of King's Reach, Southwark, a 32-storey office tower with significant refurbishment potential on London's South Bank, conveniently close to the City of London.

Our US business, while representing only 3 per cent of the group's overall assets, produced 6 per cent of the group's property investment income. The positive gap between the yields available on property and the cost of borrowing now makes the US more attractive as an investment market than for some time, notwithstanding anticipated difficulties following the collapse of the US equity bubble and the economic slowdown. Since the year end, we have announced the acquisition of a major US regional shopping centre, the Serramonte Center, in Daly City, immediately to the south of the City of San Francisco, for $119 million with an initial yield of 9 per cent.

Valuations

After strongly rising property values for almost a decade since mid 1992, a temporary slowdown was hardly unexpected in the light of tumbling equity markets and diminishing investor and tenant confidence. However, with little evidence of the excessive supply and overbuilding which characterised the last downward cycle at the end of the 1980s, quality UK real estate still appears well placed in the current environment to perform its long standing role as a store of value given the strong and stable yield underpin at current valuations.

Indeed, the unusual opportunity to invest in quality property at yields exceeding the cost of borrowing has not been available for many years. This implies an extremely favourable environment for powerful property companies with access to finance to expand their business selectively and at the same time to improve earnings for shareholders with potential for long-term capital appreciation.

Overall, capital returns from our shopping centres amounted to a negative 0.3 per cent, with the reduction caused not by falls in values but rather by ongoing capital expenditure and in particular the final settlement of the construction contract at Braehead and associated costs. The commercial and retail valuation surplus amounted to 2.9 per cent (3.6 per cent in the UK and 0.9 per cent in the USA). These valuations resulted in an aggregate improvement in net worth of some £12 million for the year which we regard as an excellent outcome in current economic conditions.

Also, in view of the uncertainty prevailing in the UK and international markets, the valuers have adopted a somewhat more conservative stance in their valuations at 31 December 2001. This is indicated by the slightly higher weighted average yield basis of 6.15 per cent applied to all our shopping centre assets compared with 6.03 per cent last year. Equivalent yields on the UK commercial and retail business were overall unchanged at 8.4 per cent .

Reassuringly, income has increased across the shopping centre portfolio and at our flagship centre, Lakeside, trading levels are recovering strongly from the impact of the Bluewater centre which opened south of the Thames in 1999. Considerable effort is being made to achieve a more cohesive marketing strategy involving all the retail activities in the Lakeside area. Lakeside shopping centre itself at 1.37 million sq.ft. is the largest and core component of 4 million sq.ft. of space, constituting the largest overall retail aggregation in Europe, catering for all the requirements of its customer base in Essex and the south east of England. An interesting perspective on the scope still available within Lakeside's catchment area is that first time visitors to Lakeside still amount to an estimated 5 per cent of total visitors.

Results for the year

Net asset value per share increased from 796p to 827p, an increase of 3.9 per cent. Including the dividend of 22.75p, the total combined return for the year amounted to 6.8 per cent.

Valuation surpluses contributed 4p to the increase in net asset value per share, share buy-backs and the repurchase and cancellation of convertible bonds contributed 23p, and retained profits account for the balance of 4p.

This year's profits reflect the group's substantially reduced capital base, as a consequence of the significant share buy-backs in the second half of 2000 amounting to over one-third of the issued share capital of Liberty International and involving a payment of over £600 million. The buy-backs improved the efficiency of the company's capital structure, including reducing the overall tax rate, but did result in an increased interest charge in 2001. Further, 2000's abnormal level of one-off profits from share trading activities and the disposal of businesses was not matched in 2001.

The most important measure of performance, net property investment income, showed consistent growth from £192.0 million to £203.9 million including a first time contribution for nine months from The Chimes, Uxbridge of £4.3 million.

"A number of positive steps were taken during the year, particularly in increasing the programme of major shopping centre and commercial development opportunities and in strengthening and improving the group's long term financial structure."

Profit before taxation for the year amounted to £90.9 million with earnings per share of 27.6p or, excluding exceptional profits, 24.5p.

Exceptional profits amounted to £11.4 million before taxation in 2001, notably including £9 million of gains on early termination of interest rate swap arrangements and surplus of £8 million on the repurchase of £112 million CSC unsecured bonds offset by the premium over book value of £9 million on repurchase and cancellation of Liberty International convertible bonds.

Dividend

Following the practice of the company to distribute the bulk of the year's recurring revenue profits after tax by way of dividend, the Directors are recommending a final dividend of 12.0p, bringing the full year's dividend to 22.75p (2000 – 21.75p), an increase of 4.6 per cent.

Financial position

After the group's gearing levels were increased substantially in 2000, balance sheet financial ratios did not change materially in 2001. The debt to assets ratio was maintained around 40 per cent of long term assets, as investment properties increased from £4.0 billion to £4.1 billion and net borrowings from £1.6 billion to £1.7 billion.

On a consolidated basis, interest cover (profit before interest and tax divided by interest costs for the year) amounted to over 1.6 times.

The group's financial position therefore continues to be extremely sound with debt levels appropriate for a long term property business. This is particularly so when proper account is taken of the stable cash flows from our assets and the benefit of the "non-recourse" debt structures entered into in 2001 in reducing the risk to shareholders and unsecured bondholders from a serious deterioration in the performance of the major assets, however unlikely that may be.

Financing

Our financing strategy in 2001 was to combine a lengthening of the group's debt maturity profile with an improvement in its efficiency, risk profile and interest rate structure. Two major non-recourse financings; first on MetroCentre and Braehead (£730 million) and secondly on Lakeside (£550 million), raised £1.28 billion with 15 and 10 year maturities respectively. Our move to asset specific, non-recourse finance structures both suits our asset profile and reflects market conditions in capital markets, where finance is available on this basis, with both longer maturities and on finer margins.

"Our focus on the country's major regional shopping centres, with ten completed centres including six of the UK's premier fifteen centres, provides major competitive and strategic strength."

These facilities replaced some £600 million of short-term finance connected with last year's major share buy-back and provided the finance for repurchases of £112 million unsecured bonds and £100 million of convertible bonds at attractive prices and margins. In addition, the group expended £155 million on acquisitions net of disposals and on improvements to investment properties during the year. Undrawn amounts at year end on these facilities of £280 million and other unsecured facilities of around £180 million provide adequate scope for the future development of the business.

Our debt structure is now extremely defensive. No significant debt maturities arise before 2009 and the weighted average debt maturity is 12 years (2000 – 9 years). With extensive utilisation of interest rate swaps, the bulk of our debt is effectively at fixed rates for considerable periods and at an attractive weighted average interest rate of 7.1 per cent (2000 – 7.2 per cent).

The "mark to market" adjustment of our £1.7 billion debt and related hedging amounted to £107 million at 31 December 2001, equivalent to 25p per share net of tax. Virtually all of this negative adjustment relates to £230 million of Capital & Counties' first mortgage debenture stocks, 11.25 per cent maturing in 2021 (£80 million) and 9.875 per cent maturing in 2027 (£150 million), which were entered into over 10 years ago. Excluding the adverse effects of these issues, the weighted average interest rate would be 6.6 per cent, a rate close to the current market which reflects positively on our debt management over the past decade in an era of gradually reducing interest rates.

Following the decision taken in December 2001 to call the outstanding £64 million of 5.5 per cent 2009 convertible bonds, some £32 million converted, providing additional permanent equity capital; while the repurchase in the year of 1.7 million ordinary shares at an average of 511p per share and £100 million nominal in aggregate of convertible bonds provided a worthwhile enhancement to group net asset value per share.

Financial markets and property environment

Impacted by the traumatic events in the USA on 11 September, major equity markets followed the previous year's slump with a further decline in 2001, the first occasion in the case of the UK of two consecutive years' decline since 1973/4. The FTSE 100 Index fell over the year by some 16 per cent following a fall of 10 per cent the previous year, with the US equivalent, the Standard & Poor's 500 Index, falling by 13 per cent, after a 10 per cent fall in 2000. The US NASDAQ Index, dominated by high technology, experienced a further torrid year, falling by 21 per cent, following a drop of 39 per cent in 2000.

While not unaffected, property shares held up relatively well, with the FTSE 350 Real Estate Index falling by 9 per cent after rising by 17 per cent in 2000. The marked divergence of relative returns over the last two years between property shares and equities in general certainly vindicates our strategic decision to focus entirely on real estate, with the market price of Liberty International shares remaining virtually unchanged year-on-year at 484p. Since the year end, the market price has increased by 11 per cent to 538p on 8 February 2002.

The average discount to net assets per share for the major property companies in the FTSE Real Estate Index was estimated at over 30 per cent at the year end, implying a considerable buffer for any valuation uncertainties in the current environment.

At the 15 year maturity, UK Government bond yields actually rose in the year from 4.7 per cent to 5.0 per cent. However, domestic interest rates fell sharply at the short end, with base rates falling from 6 per cent to 4 per cent, providing some impetus to retail sales which are estimated to have grown by 6.4 per cent year-on-year (2000 – 5.5 per cent).

In general, despite negative sentiment in financial markets, the underlying UK economy proved extremely resilient in 2001, with overall growth estimated at a respectable level of 2.4 per cent, providing a reasonable background for our predominantly retail property business.

In our planning, we are conscious of a possible period of slow down in real growth in retail spending after some years of above trend activity and with the prospect of a less buoyant economy. However, our major shopping centres have historically weathered such an environment admirably and have proved the virtues of quality, market position and critical mass in their regional catchment areas.

The investment case for property

Increased interest in real estate can now be detected, even from investors hitherto most dedicated to equities. Historical evidence is ever more in property's favour, with relentless one year, three year and now also five year outperformance of UK equities and other investments, as set out in the following table:

		Total Return (compound)		
	Yield at 31 December 2001 %	1 year %	3 years (per annum) %	5 years (per annum) %
Property – initial yield	7.07	7.1	10.6	11.9
– equivalent yield	8.54	–	–	–
Gilts (15-20 years)	4.98	3.9	2.1	11.2
UK equities (FT – All Share)	2.63	(13.3)	0.4	7.3

(Source: Property yields – IPD Monthly Index December 2001. The initial yield reflects passing rents only. Equivalent yield takes account of current rental values.)

Investment fundamentals such as yield, and the stability and resilience of cash flows from quality real estate, look increasingly attractive as a safe haven for disenchanted followers of the "growth at any price" equity cult.

We have always believed that successful property investment is based on steady long term compounding of real returns rather than a few dramatic performances which cannot be sustained.

Our combined income and capital return for the last five years amounts to a compound annual 17 per cent. Over the 17 years since the end of 1984 when property became the group's predominant activity, a period which includes the very poor years of 1990 to 1992 as well as the exceptionally buoyant last five years, Liberty International's net asset value has grown from 206p* to 827p and the dividend per share from 4.34p* to 22.75p. The combined return in terms of net asset value per share and net dividends amounts to a compound annual 12.2 per cent over 17 years. This represents a substantial real return compared with the annualised 3.9 per cent increase in the UK retail price index over the same period.

*Adjusted for the impact of 1992 rights issue.

Directorate, management, staff and shareholders

I would like to convey my special appreciation to Phillip Sober who, having attained the age of 70, will not be seeking reappointment at this year's Annual General Meeting. He has served as a non-executive Director since 1983 and chaired the Audit Committee since 1993. His contributions to the deliberations of the Board have invariably been balanced, wise and helpful and we have benefited enormously from his deep knowledge of the UK property industry derived from long first hand professional experience.

I am also delighted that our Executive Directors and senior management have now integrated so successfully following last year's merger between Liberty International and Capital Shopping Centres and enthusiastically share a common vision to build the group into a pre-eminent real estate franchise in the UK and internationally.

My thanks also to my fellow Board members, to our senior management and to all the staff for their collective efforts and commitment to ensuring another successful year, and, most importantly, to all our shareholders for their continuing support.

Future plans and prospects

For a group such as ours, with powerful assets and a strong financial position, the major advantage of less favourable economic conditions is that more attractive investment opportunities appear as some competing investors withdraw to the sidelines. With the ability to borrow for the long term at low margins and to obtain an immediate positive return on quality assets, the outlook appears exceptionally favourable other than in the unlikely event of deflation becoming a feature of the economic scene. We continue to remain focussed on fundamentals such as yield, location and quality as we strive to deliver attractive long-term real returns for shareholders.



Donald Gordon
Chairman
12 February 2002

Long Term Record

Total return since listing in London 1992 to 2001


Index
Pence per share
450
400
350
300
250
200
150
100
50
0
NAV per share - pence
Cumulative total return:
net asset value growth and dividends
(index from 100)
1,000
800
600
400
200
0
1992*
1993
1994
1995
1996
1997
1998
1999
2000
2001

*Liberty International first listed in London

Earnings, dividends and net asset value per share 1984 to 2001


Net asset value - pence
Earnings and dividend per share - pence
900
800
700
600
500
400
300
200
100
0
NAV per share - pence
Dividend per share - pence
Earnings per share - pence
Earnings per share 2000
- excluding one-off share trading profits
35
30
25
20
15
10
5
0
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Gross assets, shareholders' funds and debt ratios 1984 to 2001


£ million
Debt/gross assets - %
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Shareholders' funds
Debt > 1 year
Debt/gross assets
45
40
35
30
25
20
15
10
5
0
1984
1989
1994
1999
2001

Review of Operations



David Fischel
Chief Executive

"We look to restrict ourselves to assets of high quality, which are hard to replicate and require active management and creativity."

Overview

Activities
Our efforts are now devoted to three clearly defined spheres of activity in the real estate world:

- Capital Shopping Centres, the leading player in the UK regional shopping centre industry.
- Capital & Counties, our successful retail and commercial property business increasingly concentrated in Central London, in the south east of England and California, USA.
- Investment activities, where we look to use the substantial capital resources at our disposal to access profitable financial market opportunities and thereby enhance overall returns to shareholders.

Real estate strategy
Our real estate strategy is driven by a disciplined financial approach and by four principles:

- Scale – we should only invest in markets, particularly regional shopping centres and Central London, where we have a substantial presence.
- Specialisation – we should only invest where our level of expertise gives us a competitive advantage.
- Services – the ability to deliver services to tenants and customers is vital to improving returns.
- Strength – long-term success requires strong finances and management.

Real estate investment criteria
We look to restrict ourselves to assets which meet our strict real estate investment criteria:

- Assets of high quality
- which are hard to replicate
- and require active management and creativity.

Capital Shopping Centres

Retailer sales figures
Sales figures at CSC's centres have generally continued to mirror or exceed the strong sales growth reported by the Office of National Statistics of 6.4 per cent for non-food sales for the year 2001. Retail sales growth at Lakeside, which resumed in April 2000, has been maintained with further positive monthly sales growth throughout the year.

The Braehead shopping centre at Glasgow, which began its third year of trading in October 2001, has continued to experience double digit monthly sales growth on a like-for-like basis with an estimated year-on-year sales increase of 21 per cent. The total retail space at Braehead is now over 1.1 million sq.ft. following the opening by Ikea of their largest store in the UK in September, confirming Braehead's status as Scotland's premier shopping centre location.

Retailers at The Chimes, which opened in March 2001 to much acclaim from shoppers and retailers alike, continue to report excellent sales figures above expectations and the centre is effectively now fully let. Well integrated with the townscape, The Chimes has elevated the retail status of Uxbridge.





Top Braehead - a major regeneration project on the banks of the River Clyde, Glasgow. **Bottom** The Chimes, Uxbridge.

Despite healthy sales figures, retailers have generally maintained a cautious approach to expansion. Whilst this caution has inhibited growth in rental values, demand by retailers, including retailers new to the UK market, for representation in CSC's shopping centres, has continued, as exemplified by the very few void units at the year-end of 19 out of a total of 1,523.

Development programme

CSC's significant development and investment programme in both the completed shopping centre portfolio and in new opportunities is in line with Government policy to focus on mixed-use regeneration schemes in town and city centres. Nevertheless, the planning process is complex and lengthy and we welcome the Government's intended initiative to speed up the process.

The development programme was augmented in September 2001 by the announcement of our proposed 50:50 joint venture with Land Securities PLC to undertake a scheme to provide a major retail-led mixed-use extension of approximately 715,000 sq.ft. of retail space to the existing St David's Centre in Cardiff on land partly in our ownership.

The planning inquiry into the proposal to extend and refurbish the Westgate Centre in Oxford, under a 50:50 joint venture with LaSalle, took place in November 2000 and we now await the Secretary of State's decision into this important proposed scheme to enhance the retail offer in Oxford.

We continue to assist the Walton Group in progressing their proposals for the development of Chavasse Park, Liverpool, in respect of which a planning inquiry began in January 2002.

Proposed major investments and developments within the completed portfolio include Lakeside, where the redesigned food court was completed on schedule in September 2001. Plans include mall refurbishment due to commence in 2003 and ongoing remodelling of retail space including the creation during 2001 of significant new stores for Next and Hennes.

The development at MetroCentre, Gateshead, to provide a new Debenhams department store, 27 unit shops and car parking, while still subject to clearance of outstanding third party issues, is expected to start this year for opening in Easter 2004.

At Braehead, the outline planning application in December 2000 for the second phase of some 145 acres of mixed-use development has been held up due to the Scottish Office's concerns regarding traffic generation. Mitigation measures are now under consideration which should enable the application to be considered by Renfrewshire Council within the next few months.

Service-based initiatives
Mall UK, the e-commerce venture in which CSC is a 33 per cent shareholder, launched its first virtual mall for Lakeside customers at the end of November, with virtual malls for customers at all our other centres now also launched. CSC Enterprises, formed at the beginning of 2001 to promote additional commercial opportunities from advertising, branding and promotions, is set both to add a new dimension to the shopping centre environment and in time to generate a meaningful contribution to profits.

Capital & Counties

Capital & Counties has continued to concentrate on Central London in both the retail and office sectors. We continue to believe in the long-term prospects of these markets despite the current slowdown in office tenant demand. The service initiatives and flexible leasing strategies implemented over the past two years are seen as important tools to aid tenant retention. Investment emphasis has continued to be on larger lot sizes both in the UK and the US, as evidenced by the £70 million purchase of the King's Reach complex on London's South Bank, and, after the year end, the $119 million contracted purchase of the Serramonte Shopping Center in San Francisco.



Top Scope of proposed scheme at Cardiff.
Bottom Aerial view of Westgate, Oxford and proposed extension.

United Kingdom

Valuations
Values have increased over the year by 3.5 per cent on a like-for-like basis after allowing for capital expenditure.

The Central London assets increased in value in line with the overall percentage. Properties around the M25 and in the South East increased in value by 4.6 per cent, as surpluses following major capital expenditure balanced a fall of 4 per cent in the value of western M25 offices.

Initial UK portfolio yield is 6.6 per cent, with an equivalent yield of 8.4 per cent taking account of year end rental values.

Disposals
Disposals from the investment portfolio in 2001 have been modest. Most significantly, Capitol, the company's 10-acre office site at Welwyn, was sold to an owner-occupier creating a trading profit of over £3.0 million. In a declining economic environment, speculative development of the site was not considered prudent.

Acquisition
The most significant acquisition occurred in November with the exchange of contracts for the purchase at £70 million of King's Reach, an office and retail complex on London's South Bank close to Southwark Bridge. Completion is expected to take place in February 2002. This 275,000 sq.ft. property with substantial refurbishment potential includes one of London's few office towers and is principally let to IPC Magazines (now a division of AOL Time Warner) until 2007. Current office rent averages £16 per sq.ft. with a rent review at June 2002.

This purchase increased assets in and around London to nearly 80 per cent of UK investment properties by valuation.

Other value-adding opportunities
Notwithstanding the Central London concentration, the company continues to exploit value-adding opportunities within its investments elsewhere.

Our department store holdings at Liverpool and Manchester are major city landmarks but due to changing business needs our tenants no longer utilise all of the available space. We are working closely with them to find profitable alternative uses for the unoccupied upper floors, which total over 300,000 sq.ft. Options under consideration include offices in Manchester where there is a dearth of quality space and a mixed-use scheme for Liverpool incorporating offices, residential and hotel accommodation.

Elsewhere the retail warehouse parks at Stafford and Braintree continue to show rental income growth with, at Stafford, potential improvement of the tenant mix. At Braintree, the park continues to benefit from the successful adjoining factory outlet centre and will be further enhanced by a proposed multiplex and leisure centre development opposite the scheme.



King's Reach on the South Bank, London.

The offices portfolio located around the M25 is expected to see a short-term softening of rental values due to diminished demand from the typical occupiers in that area. However, only 16 per cent of the income from the five properties in that area could terminate through lease expiries or tenant breaks within the next three years.

Development

Whilst development activity has been a successful feature of the past few years, Capital & Counties currently has no new development under way. One 2 One's 95,000 sq.ft. office addition was completed during the year and is now occupied by that company with Capital Services contracted to provide facilities management services. Two office buildings at Cambridge (48,000 sq.ft.) and Uxbridge (58,000 sq.ft.) represent the total of the company's exposure to speculative schemes and were completed close to the year end. Tenants are currently being sought. However, in anticipation of the next upturn, a number of new opportunities are being considered, most notable of which is a joint venture where Capital & Counties and McAlpine have been appointed by Havant Borough Council, Hampshire, as joint development consultants to masterplan an important 50-acre site owned by the Council.

Service-based initiatives

In the multi-let element of the portfolio it is becoming clear that the company's policies of flexible leasing and service provision are assuming much more importance. The expansion of the Capital Services and Qudos initiatives has continued through 2001, enabling tenants to access facilities management provision and IT services through a "one-stop-shop" administered by the company as property owners. The increasing demand for some of these services has created a need for enhanced response procedures including the recent establishment of a 24-hour helpdesk.

A joint venture has also been established with Enterprise Centres Ltd to develop a nationwide network of workspace units for small and emerging businesses. These complexes will comprise purpose built industrial-style units which can be used for both workshop and office purposes and offer flexible lease terms together with the support of central services. The new company, Capital Enterprise Centres, already has three centres in Sittingbourne, Colchester and Southend operated by the joint venture partner, and work on two new sites is expected to commence in early 2002.

California

Excluding Ghirardelli Square, San Francisco, which was affected first by the downturn in the technology sector and then by the slump in tourist business following 11 September, US valuations increased by 4.4 per cent with an excellent performance from all other assets.

The US operation continues to focus on portfolio enhancement opportunities and new investments with medium-term value adding potential while actively recycling capital. As part of this strategy and as reported at the half year, the Audiffred Building in downtown San Francisco was sold early in the year. This sale set a benchmark high with the timing being particularly opportune in light of the subsequent fall off of the San Francisco office and investment market. In addition to selling the Audiffred Building, 42 per cent of the Senator Office Building in Sacramento was sold to individual investors. Capital & Counties USA, Inc. will continue to hold a 58 per cent interest and manage the property.





Top Aerial view of Serramonte Shopping Center, California, at the intersection of two busy highways.
Bottom Illustration of proposed Colorado Boulevard development, Pasadena, USA.

After the year end, we contracted to purchase for $119 million the Serramonte Shopping Center in Daly City, San Francisco at a yield of 9 per cent on cost. Serramonte, a single level 850,000 sq.ft. centre anchored by Macy's, Target and Mervyns, is located on an 80 acre site at the junction of Highway 280 and Highway 1, immediately south of the City of San Francisco. The location is the centrepiece of one of the most successful and productive regional retail hubs in Northern California and the property has substantial value-adding opportunities.

Considerable progress was made on securing planning consent for a major retail and residential scheme on the city block which the company controls in Pasadena, California. After many months of negotiation with the planning authority, it is expected that the City Council will rule positively on our planning application in the first quarter of 2002. Development costs are presently estimated to be approximately $60 million, with the project to be undertaken in partnership with a substantial local residential developer.

Other investment activities

Other investments amounted to £179 million at 31 December 2001, including:

- A 9.4 per cent holding in Great Portland Estates, a UK listed property company specialising in London's West End, valued at £47 million on the basis of market value of the shares.

- A £61 million holding in the Edinburgh Portfolio authorised property unit trust which was reclassified in the year as an investment rather than a subsidiary company, following the sale of the unit trust company to Edinburgh Fund Managers. The fund has grown in the year to £84 million with our interest reducing to 73 per cent. We remain as asset managers of the fund.

- A £45 million (3.1 per cent) holding in Rodamco North America BV ("RNA"), a specialist operator of regional shopping malls in the USA, increased to 5 per cent since the year-end. Following an offer for RNA by third parties, we are reviewing our options in respect of this investment.


CSC
CAPITAL
SHOPPING CENTRES

Capital Shopping Centres is the leading company in the United Kingdom specialising in the ownership, management and development of regional shopping centres. We own an irreplaceable portfolio of ten centres which includes six of the UK's top fifteen shopping centres – in all some 8 million sq.ft. of prime retail space.

For over 30 years, we have specialised in creating the highest quality retail assets from redundant or derelict land, thus reviving economic vitality. In town centres, major regeneration has been achieved through retail led mixed-use development. Our shopping centres become focal points of community life, providing not only first class shopping but also a range of leisure, residential and social facilities designed to respond to the specific needs of each area.

Integration is fundamental to our approach. In the formulation of our schemes, extensive consultation is carried out with the local authority and the community; once the centre is completed, this close co-operation is maintained by our in-house centre management teams.

Major town centre schemes have been carried out in Newcastle, Nottingham, Wakefield, Hanley, Watford, Bromley and Uxbridge. New apartments, leisure centres, cinemas, offices and a new church have formed part of these developments, each one tailored to local needs. Each demonstrates the company's ability to provide a blend of first class modern facilities with the traditional fabric of the town, integrating and improving local transport facilities, enhancing the urban scene and creating new employment opportunities.

Capital Shopping Centres



Capital Shopping Centres


10
9
8
7
13
6
5
11
12
3
4
1
2

1 Lakeside, Thurrock
2 The Glades, Bromley
3 The Chimes, Uxbridge
4 The Harlequin, Watford
5 Victoria Centre, Nottingham
6 The Potteries, Hanley, Stoke-on-Trent
7 The Ridings, Wakefield
8 MetroCentre, Gateshead
9 Eldon Square, Newcastle upon Tyne
10 Braehead, Glasgow
11 Westgate, Oxford*
12 Cardiff*
13 Liverpool*

*Developments

Summary of Capital Shopping Centres investment property valuations

	31 December 2000		**31 December 2001**	
	True equivalent yield %	Open market value £m	**True equivalent yield %**	**Open market value £m**
Lakeside, Thurrock	5.90	900.0	**6.08**	**900.0**
MetroCentre, Gateshead	5.85	744.0	**5.91**	**744.0**
Braehead, Glasgow	6.27	425.0	**6.23**	**437.0**
Other M25 Centres – established	6.03*	564.0	**6.07***	**573.9**
– The Chimes, Uxbridge			**6.65**	**164.7**
Other Centres	6.58*	265.4	**6.79***	**258.2**
Other properties		5.2		**63.0**
		2,903.6		**3,140.8**
Developments at cost		128.6		**9.5**
		3,032.2		**3,150.3**
Investment in UK Prime		67.6		**66.6**
		3,099.8		**3,216.9**

Rent review pattern

	Units 2001	Units 2002	Units 2003	Units 2004	Units 2005	Units 2006
Lakeside, Thurrock	35	25	31	29	96	41
MetroCentre, Gateshead	73	55	32	34	32	72
Braehead, Glasgow	–	–	–	98	12	1
Other M25 Centres	85	57	31	32	75	106
Other Centres	51	55	103	59	49	57
	244	192	197	252	264	277
Percentage of total retail units	17%	13%	13%	17%	17%	18%
Percentage of CSC rental income	24%	13%	12%	22%	27%	26%

Lease maturities by unit

	0-5 years	6-10 years	11-15 years	Over 15 years	Total
Lakeside, Thurrock	46	42	125	84	297
MetroCentre, Gateshead	51	96	151	8	306
Braehead, Glasgow	1	–	100	6	107
Other M25 Centres	32	48	150	129	359
Other Centres	103	120	174	57	454
	233	306	700	284	1,523
Percentage of total retail units	15%	20%	46%	19%	100%
Percentage of CSC rental income	5%	19%	51%	25%	100%

*weighted average yields



Capital Shopping Centres valuations
£3,140.8 million
- Lakeside, Thurrock (£900.0m - 28%)
- MetroCentre, Gateshead (£744.0m - 24%)
- Braehead, Glasgow (£437.0m - 14%)
- Other M25 Centres (£738.6m - 24%)
- Other Centres (£321.2m - 10%)


+16%
+12%
+7%
+14%
+8%
1997
1998
1999
2000*
2001†

Growth in rental income Percentage
- Turnover rent
- Base rent
- Rack rent

*2000 includes first full year of Braehead
†2001 includes first nine months of The Chimes, Uxbridge


Regatta
Regatta
foodcourt
SHOPPING
LAKESIDE
Centre

Lakeside Thurrock One of the UK's largest shopping centres with a catchment area of 11 million people.

At a glance
1.37 million sq.ft. (127,273m²) of retail space
297 shops and stores
Restaurants and cafés
13,000 free parking spaces
Bus station, railway station, coach park and taxi rank
1,100-seat food court
Multiscreen cinema
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Debenhams
Bentalls
Boots
Next
Argos
WH Smith
Bhs
Woolworths
Scale
100% owned
£900 million value 31 December 2001
Catchment: 11.2 million within one hour's drive (20% of UK population)

www.lakeside.uk.com

Lakeside Shopping Centre is one of the country's top shopping destinations, with some 300 shops including four large department stores, a multiscreen cinema and a wide range of places to eat. Lakeside, in conjunction with the complementary retail park, provides the most comprehensive shopping offer in Britain with around 4 million sq.ft. of retailing.

As well as the tremendous range of shopping, Lakeside's 24 million customers a year appreciate the comfortable environment, security and cleanliness, easy car parking and extended opening hours designed to suit their needs.

A programme of refurbishment is underway. During 2001, the work on the third level food court has provided more seating in a contemporary environment. The refurbishment of toilet and baby change areas on the third level has also been completed to a very high standard. The refurbishment programme will continue during 2002/03.

Retailers continue to demonstrate their confidence in Lakeside as a trading location. Changes during the year have included a major expansion for Next, moving to a 42,000 sq.ft. unit, and Hennes and Sports Soccer, both new to Lakeside, have taken large units.




M1
A1(M)
A10
M11
A12
M25
M40
A40
A127
London
A13
M4
A20
M3
A406
A2
M2
M25
M26
M20
A3
A23
M23
A21



Above and left The newly refurbished food court and toilets have been designed to a very high standard.

MetroCentre Gateshead The outstanding shopping and leisure offer at MetroCentre attracts customers throughout the day and late into the evening.

At a glance
1.598 million sq.ft. (148,454m²) of retail space
306 shops and stores
10,000 free parking spaces
Bus station, railway station, coach park
Food court, restaurants, bars and cafés
Multiscreen cinema
Bowling alley, theme park, amusement arcade
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Bhs
Next
Argos Superstore
Littlewoods
Gap
Woolworths
Scale
90% owned
£744 million value 31 December 2001
Catchment: 3 million within one hour's drive

www.metrocentre.uk.com

MetroCentre is one of Europe's largest shopping and leisure centres, offering one of the biggest choices of shops and stores in Britain. The pleasant tree lined malls contain over 300 shops and stores ranging from major department stores to specialist and feature handcarts. With 10,000 free car spaces, its own bus and railway stations and coach park, MetroCentre is easily accessible to a wide catchment area.

Themed shopping areas give MetroCentre another dimension – the village provides a taste of old England, the Mediterranean village has an attractive range of restaurants, the Oasis and Forum offer specialist, unusual and interesting shopping areas. The leisure attractions include MetroLand – an indoor theme park, complete with rollercoaster; an 11-screen cinema, megabowl and Quasar – unrivalled entertainment for all the family.

Planning consent has now been obtained for a major 371,000 sq.ft. redevelopment, providing a new Debenhams department store and 28 new shop units. The scheme will also provide a new 1,100-space car park and a new transport interchange. Major infrastructure works will upgrade the A1 junction and provide a dedicated route for the Centrelink bus to central Gateshead.

Below Images of the new red mall and Debenhams façade.


DEBENHAMS


DEBENHAMS


A697
A696
A1(M)
A69
A1(M)
A19
Newcastle upon Tyne
M6
A66
A1(M)




Dune


M9
A82
A81
M9
M80
M8
M80
M8
Glasgow
A740
M74
M77
A736
A77
A749

At a glance
1.06 million sq.ft. (98,474m²) of retail and leisure
107 shops
Restaurants and cafés
10 unit retail park
Maritime Heritage centre
4,000-seat international arena
6,500 free parking spaces
Bus station, coach park and taxi ranks
Ice skating and curling rinks
30,000 sq.ft. of business park with planning consent for a further 70,000 sq.ft.
Retailers include
Marks & Spencer
Sainsbury's
Bhs
Gap
Next
Woolworths
Boots
B&Q
300,000 sq.ft. IKEA on adjacent site with 1,500 car spaces
Scale
100% owned
£437 million value 31 December 2001
Catchment: 45% of Scotland population 2.46 million within 45 minute drive

www.braehead.co.uk

Braehead

Braehead is now Scotland's premier shopping and leisure destination.

Braehead is no ordinary experience – it offers an unusual combination of shopping and leisure in an attractive riverfront location. The shopping provides an excellent blend of choice, quality, convenience and value. The centre and the retail park combine to provide leading names in fashion, in lifestyle and in household shopping.

Only a few minutes from Glasgow city centre, Braehead has direct access from the M8 motorway to its 6,500 free parking spaces. The centre is well served by local and regional bus routes and water taxis in the summer.

The integrated leisure offer comprises cafés and restaurants together with curling and a fun ice skating rink – a focal point for events and promotions. The 4,000-seat multi-purpose arena is a significant entertainment destination, hosting a range of world-class sporting and leisure events.

CSC has submitted an outline planning application for Phase 2, a development of 145 acres surrounding Braehead to include residential, office and leisure development. The proposals include an Xscape snow and leisure concept to be built adjacent to the shopping centre, widening the leisure offer and increasing Braehead's importance as a major destination.

Right Braehead including the Phase 2 land. **Below** IKEA opened in September and is already looking to expand.


IKEA


Phase 2
Business park
Shopping centre
Regional headquarters site
Retail park
IKEA
Leisure
Business park

"M25" Centres
Three dominant centres in the prosperous south east £739 million value 31 December 2001.


M1
A1(M)
A10
M11
A12
M25
M40
A40
A127
London
A13
M4
A20
A2
M2
M3
A406
M25
M26
M20
A3
A23
M23
A21

Right – top *The High Street façade showing residential flats above the shops.*
Right – below The Piazza – a new destination in the town.





At a glance
440,000 sq.ft. (40,876m²) of retail space
81 shops and stores
Piazza restaurant and café area
1,600 car spaces
Multiscreen cinema
Bus and underground links (Piccadilly and Metropolitan lines)
Five minutes from M25/M40
Retailers include
Debenhams
Bhs
Boots
Next
Disney
Gap
H&M Hennes
Odeon
Scale
100% owned
Catchment: 1.5 million within 20 minutes drive
www.thechimes.uk.com

A major town centre regeneration,
The Chimes has re-established Uxbridge in the retail hierarchy.

Opened in March 2001, The Chimes shopping centre has doubled the retail offer in Uxbridge. The nine acre town centre site has been redeveloped to provide a retail led mixed use development. Much of the site is within the conservation area and the scale and design of the High Street frontage has been carefully designed to blend and complement the existing architecture. New residential units have been provided along the High Street and traditional buildings refurbished and brought back into active use.

Anchored by Debenhams department store, the centre has brought major new names to the town such as Hennes, Uniqlo, Gap and Starbucks.

The Piazza now forms an attractive leisure destination. It includes a refurbished listed Georgian building and a reconstructed timber frame building, using timbers recovered from an earlier demolition in the town. Together with the Odeon Cinema, The Piazza has transformed the life of the town, ensuring activity long into the evening.

The state of the art, 1,600-space car park has greatly increased facilities for motorists and The Chimes is fully integrated with the local public transport system. The bus station is close by, and the Metropolitan and Piccadilly Line underground station is right beside the mall entrance.


THE CHIMES
THE CHIMES


THE GLADES
THE GLADES

At a glance
416,000 sq.ft. (38,646m²) of retail space
132 shops and stores
1,530 car parking spaces
Restaurants and cafés
Adjacent leisure centre
Retailers include
Marks & Spencer
Debenhams
Boots
Virgin Megastore
Lillywhites
Ottakar's
Scale
63% owned
Catchment: 1.5 million within 30 minutes drive
www.theglades.uk.com

With an emphasis on style and fashion, The Glades attracts Bromley's high spending catchment.

The Glades Shopping Centre forms a major part of Bromley's shopping offer. Linked to the traditional High Street at both ends, the shopping centre provides a natural shopping loop, ensuring strong pedestrian flow through the centre and from the 1,530 car spaces above.

Bromley is the regional shopping town for south east London. The Glades met the long-standing need for extra retail space in the town and 85 new retail names were introduced. A true mixed use development, The Glades provided a new swimming pool and leisure centre, new modern flats and a new church and preserved the historic Queen's Garden which runs along one side of the centre.


GLADES



Right The Glades was designed to blend into the existing townscape.

At a glance
716,000 sq.ft. (66,516m²) of retail space
146 shops and stores
2,050 car spaces
Food court
Retailers include
John Lewis
Marks & Spencer
Virgin Megastore
Bhs
Boots
Waterstones
WH Smith
Scale
93% owned
Catchment: 3.5 million within 30 minutes drive
www.theharlequin.uk.com

The Harlequin, Watford is the major force in shopping in its region.

The Harlequin is a dominant regional shopping centre, a major feature in the town centre and yet only a few minutes from the M1 via the dual carriageway which leads directly to the centre's car parks. This makes it highly accessible to a wide catchment of 3.5 million within 35 minutes drive.

The Harlequin has a major shopping offer – 146 shops and stores anchored by John Lewis, with Marks & Spencer and a wide range of leading national retailers, together with specialist and local traders. With over 2,000 car spaces linked to the malls, The Harlequin attracts high spending shoppers, drawn by the wide, airy malls, and the excellent facilities the centre provides. A major food court and a wide choice of restaurants tempt shoppers to stay longer.

The development of The Harlequin re-established Watford as a major shopping destination. It brought new retailers to the town and formed the catalyst for the regeneration of the High Street as a whole. The mixed use project includes restored listed buildings, flats and office accommodation. As well as the three car parks attached to the malls, The Harlequin manages a further 3,000 spaces in four other town centre car parks, on behalf of the Watford Council.







The modern shopping centre has been skilfully blended into the traditional streetscape.


Newcastle upon Tyne
Wakefield
M6
M1
Stoke-on-Trent
Nottingham

Other Centres
Four leading shopping centres dominant in their trading locations £258 million value 31 December 2001.

At a glance
820,000 sq.ft. (76,178m²)
117 shops and stores
2,750 car spaces
Bus station
129,700 sq.ft. market hall
36,000 sq.ft. offices
Retailers include
John Lewis (Jessops)
House of Fraser
Boots
Woolworths
Next
Gap
Tesco
Scale
38% owned
Catchment: 830,000 within 30 minutes drive
www.victoriacentre.uk.com

One of the most profitable retail locations in the country, the Victoria Centre is a major shopping destination in the heart of Nottingham city centre.

Nottingham is a major retail destination, the capital of the East Midlands. The Victoria Centre, with over 110 shops including two department stores, a wide variety of fashion and comparison shops, draws shoppers from a wide area. The 2,750 car spaces are attached to the malls, ensuring strong pedestrian flows, and the centre is served by a strong network of local buses.

One of the first of the new breed of shopping centres to be built in the UK in the 1970s, the Victoria Centre was a regeneration of a redundant railway station. The mixed use development incorporates 400 flats and an office block. Over the years, a programme of refurbishment has kept it up to date with modern trends. New larger units have been created to respond to retailer demand and a major extension is underway at the John Lewis department store.



At a glance
961,000 sq.ft. (89,277m^2) of retail space
148 shops
Cafés, restaurants and pubs
Bus and Metro station
76,000 sq.ft. market hall
Integrated Leisure Centre
37,000 sq.ft. offices
Retailers include
John Lewis (Bainbridge)
Fenwick
Argos Superstore
Boots
New Look
Sports Soccer
Marks & Spencer attached to the mall
Scale
30% owned
Catchment: 1 million within 30 minutes drive
www.eldon-square.co.uk

The focus of Newcastle city centre, Eldon Square's malls are among the busiest in the country.

Eldon Square is the focus of shopping in the heart of Newcastle upon Tyne and regarded by many as the centre of the city. It is the regional capital of the north east and draws its captive audience from an area stretching from the Scottish borders to Teeside and west to Carlisle. The city is a popular tourist destination drawing many visitors from Scandinavia. Eldon Square provides shopping for everyone – its 148 shops and stores range from major department stores to small specialist retailers.

The excellent public transport links bring thousands of people to the centre each day. Eldon Square is served by two Metro stations, is surrounded by car parks and is at the hub of all bus routes into the city.

Eldon Square, opened in 1976, was one of the first examples of mixed use city centre regeneration. It successfully incorporates modern shopping, offices, flats and a major leisure centre. CSC continues to work to keep the centre up to date, providing the larger units needed by today's retailers. Plans to develop the southern end of Eldon Square are being formulated to create a new department store and additional large retail units.



Below The proposed Southern Gateway scheme.


Marks & Spencer
Northumberland Street
John Lewis
Fenwick
New department store
Southern Gateway

At a glance
551,000 sq.ft. (51,188m²) of retail space
91 shops
Restaurants and cafés
1,240 car spaces
37,000 sq.ft. market hall
Retailers include
Debenhams
TK Maxx
WH Smith
Next
Gap
The Disney Store
Boots
Scale
35% owned
Catchment: 750,000 within 30 minutes drive
www.potteries.uk.com

The Potteries Shopping Centre is the focal point of shopping for the six towns of Stoke-on-Trent and the dominant shopping destination for the region.

The centre provides a wide range of comparison shopping – major national retailers such as Debenhams, Next and WH Smith, regional and specialist shops and destination traders such as TK Maxx.

The Potteries has a strong loyal customer base. A major regeneration project, the centre successfully incorporates the traditional local authority market. It occupies one side of Market Square and its two mall entrances are fully integrated with the pedestrianised central shopping area. The centre's attached multi-storey car park delivers shoppers directly to the malls, ensuring a strong pedestrian flow at all times.




DEBENHAMS
Records

At a glance
345,000 sq.ft. (32,051m²) of retail space
Food court, restaurants and cafés
98 shops and stores
1,100 car spaces
Retailers include
Marks & Spencer
Bhs
Boots
Morrisons
WH Smith
TK Maxx
Scale
28% interest in main scheme; All Saints Walk 100% owned
Catchment: 1 million within 30 minutes drive
www.ridings.uk.com

The Ridings is the centre of historic Wakefield – a well-established shopping centre with a loyal customer base.

The Ridings Shopping Centre is the focus of comparison shopping in Wakefield. It offers major national stores – Marks & Spencer, Bhs, Boots, TK Maxx – together with a selection of national and local retailers and a Morrison supermarket. In addition, there are good customer facilities – a playgroup, regular family entertainment, cafés and restaurants and a multi-kiosk food court.

The car parks attached to the malls provide 1,100 modern spaces and local buses serve the centre. A programme of refurbishment, including new signage, has been completed this year, ensuring that the centre keeps up to date with modern trends.





Future Development and Other Activities

At a glance

Retail space: Redevelopment and extension - 225,000 sq.ft. 20,900 sq.m. (total on completion 520,000 sq.ft. 48,310 sq.m.)

Shops: Redevelopment. New department store plus 36 shops, new kiosks and restaurants (total on completion two department stores, 52 shops, plus restaurants and kiosks)

1,250 space underground car park. Fully accessible by bus, bicycle and on foot with well defined pedestrian and cycle routes through the area

Westgate, Oxford

This proposal to extend and refurbish the Westgate Centre in Oxford, where CSC already owns the Allders Department Store, will respond to strong retailer demand for units in Oxford. The project is a 50:50 joint venture with LaSalle Investment Management. The scheme, which has been carefully designed to blend with the historic streetscape of Oxford, includes a remodelled entrance and elevations, new rooftop housing and provides a major new public space at the heart of the centre. A planning inquiry into the proposals took place in November 2000 and we now await the Secretary of State's decision.




1
2
3
4

Above left Artist's impression of the new public space.
Above right
1 Shop units
2 Norfolk Place bus stops
3 Café and restaurant access
4 New public space



Cardiff

We are working with Land Securities PLC, the UK's largest listed property company, under a proposed 50:50 joint venture to undertake a major city centre regeneration scheme. The project will extend the existing St David's Centre in Cardiff owned by Land Securities and incorporate the Hayes Centre already in our ownership. In addition to 715,000 sq.ft. of retail space, the scheme will include leisure and residential elements. The Partnership is working with Cardiff City Council, initially on a nine-month consultative period to formulate proposals.



Above Artist's impression of The Hayes.
Right The scope of the proposed scheme.



Liverpool

We continue to assist the Walton Group in progressing their proposals for the development of Chavasse Park, Liverpool, which has been subject to a planning inquiry, which was completed in February 2002. The scheme includes 750,000 sq.ft. of retail with two department stores and some 60 shops and stores, and 130,000 sq.ft. of leisure including cafés and restaurants, a multiples cinema and health club. An enhanced bus station and new 2,000 space underground car park form part of the proposals.


Lakeside Shopping Centre
Sales now on at Lakeside
Save money with Lakeside Online
Welcome to Lakeside
gift vouchers
special offers
Lakeside.

Other activities

In November, Mall-UK, our internet venture in which CSC is a 33 per cent shareholder, launched the Lakeside portal (www.lakeside.uk.com) incorporating its first virtual online mall. The website offers customers the benefit of online shopping, including many retailer special offers, as well as comprehensive information on the shopping centre. Online shopping portals have now also been launched for all our other shopping centres.

CSC Enterprises, formed at the beginning of 2001 to promote additional commercial opportunities, is set to generate additional revenues which are expected to grow over the medium term, making a meaningful contribution to profits and adding a new dimension to the shopping centre environment.


CAPITAL &
COUNTIES

Capital & Counties is the commercial property arm of Liberty International with a focus on office and retail properties in the UK and California.

Our UK investment and development activities are mainly concentrated in and around Central London where we are experienced in our local markets. Capital & Counties' flexible attitude to leasing coupled with the innovative provision of additional services to tenants complements and enhances the traditional role of space provider.

We also have extensive experience of development across the UK, often in partnership with landowners, public bodies and occupiers. This track record of developing and maintaining long lasting partnerships is fundamental to our business philosophy.

In addition to investment and development in our core areas we have a strategy of pursuing investment and trading opportunities both in the UK and in the US where we can use our skills and experience to add value on a wider range of projects.

Capital & Counties



Capital & Counties

Summary of Capital & Counties investment property valuations

Location	2001 Number of properties	2000 Net property income £m	2000 Open market value £m	2001 Open market value £m	2001 Net property income £m	2001 Revaluation surplus as % of value
Central London	18	17.0	287.2	298.6	19.1	3.5
King's Reach at cost	1	–	–	72.3	–	–
M25 and South East	10	10.2	138.8	168.0	11.0	4.6
UK Cities	9	14.7	210.0	153.1	14.0	2.7
Total United Kingdom investment portfolio	38	41.9	636.0	692.0	44.1	3.6
United States	11	10.8	137.1	125.9	11.9	0.9
Total investment portfolio	49	52.7	773.1	817.9	56.0	2.9



Retail 42%
Office 58%

Capital & Counties completed investment properties by location £817.9 million
- Central London (£370.9m - 45%)
- M25 and South East (£168.0m - 21%)
- UK Cities (£153.1m - 19%)
- USA (£125.9m - 15%)



£m
5.6
48.1
1.9
53.7
2.1
55.6
1.0
57.7
1.0
58.7
2002
2003
2004
2005
2006

UK reversions to estimated rental value compared with passing rent
excludes Capital Court, Uxbridge and King's Reach, South Bank
- Passing rent
- Reversions



21%
5%
16%
14%
4%
10%
21%
4%
17%
20%
7%
13%
23%
4%
19%
2002
2003
2004
2005
2006

UK rent reviews and lease expiries
As a percentage of passing rent at 31 December 2001
- Expiries
- Reviews



29%
8%
21%
30%
5%
25%
34%
1%
33%
2%
2%
5%
5%
0-5yrs
6-10yrs
11-15yrs
16-20yrs
20+yrs

UK lease expiries
As a percentage of passing rent at 31 December 2001
- Tenants options to break
- Lease expiries

Central London Offices

At a glance
900,000 sq.ft. (83,650m²)*
230 tenants
Principal locations
Long Acre
Piccadilly
Regent Street
Jermyn Street
Kensington
Strand
Clerkenwell
South Bank

*includes King's Reach

Over 900,000 sq.ft. of offices in Central London, with the primary focus being the West End and Mid Town Areas. Central London office and retail holdings had a combined value of £371 million at 31 December 2001.

The multi-let nature of our portfolio is a major strength. Over 230 separate tenancies span a broad spectrum of businesses ranging from management consultants and media businesses through to oil companies and foreign governments. Average suite size is 3,500 sq.ft. with a quality at the upper end of the spectrum of Central London space, yet with an average passing rent of only £23 per sq.ft. Capital & Counties' long-established policy of flexible leasing has to date resulted in minimal voids, and the provision of additional services for tenants through the "Capital Services" and "Qudos" entities will help to ensure tenant retention in the less vibrant market which is currently being experienced.

Over the last 24 months acquisitions in Clerkenwell (for the Edinburgh Property Portfolio) and on the South Bank have enlarged the focus to include areas which have already shown promising growth for fundamentally sound reasons and are, for those same reasons, expected to continue to provide relative outperformance in the medium term.





Opposite page King's Reach on the *South Bank.*
Left Jermyn Street, SW1.
Bottom left Long Acre, Covent Garden, loft-style offices.
Below Walmar House, Regent Street, W1.







HOLMES
PLACE

urban outfitters

Central London Retail
High quality retail representation in some of the best locations in Central London.

At a glance
240,000 sq.ft. (22,300m²)
79 tenants
Principal locations
Sloane Street, SW1
Hans Road, Knightsbridge
Kensington High Street
Regent Street
Piccadilly
Long Acre, Covent Garden
Floral Street
Tottenham Court Road
Tenants include
Gianfranco Ferre (UK) Ltd
Joseph
Boots
Urban Outfitters
Diesel
First Sport
Rigby & Peller
Boodle & Dunthorne
Oasis
Waterford Wedgwood
Habitat
Royal Doulton
The Stork Club
Wagamama
Holmes Place

Our retail holdings include prime shops in such well known London streets as Long Acre and Floral Street in Covent Garden, Piccadilly, Regent Street, Jermyn Street in the West End, Sloane Street in Knightsbridge and Kensington High Street. Among our tenants are national and internationally renowned retailers as well as a number of well known restaurants and clubs.

The historic Grade II listed Piccadilly Arcade, a focal point of West End speciality shopping, has been refurbished during the year to restore many of its original features.

Opposite page Kensington High Street.
Top left Favourbrook.
Bottom left Gianfranco Ferre.
Top centre Oasis.
Bottom centre Rigby & Peller.
Top right Joseph.
Bottom right Boodle & Dunthorne.


FAVOURBROOK




JOSEPH


Dior




BOODLE & DUNTHORNE

Other Investments and Developments 40 per cent of Capital & Counties' investments lie outside Central London with a value of £321 million.

At a glance
1.8m sq.ft. (167,300m²) retail
950,000 sq.ft. offices
Principal locations
Cambridge
M25 West
Birmingham
Leeds
Liverpool
Swansea

Holdings include modern securely let office buildings in strategic locations around the M25 and in Cambridge. In Borehamwood we responded to a One 2 One requirement for expansion of their main headquarters by constructing a 96,500 sq.ft. extension to Imperial Place.

Development activities are currently confined to two schemes, 48,000 sq.ft. at Cambridge and 58,000 sq.ft. at Uxbridge. Both were completed shortly after the year end.


POWERHOUSE
SONY




Top Braintree Retail Park.
Centre Queens Retail Park, Stafford.
Bottom Allders, Leeds.
Right Imperial Place, Borehamwood.



Capital Park, Cambridge

A 260,000 sq.ft. office park in mature 42 acre parkland close to the south east of Cambridge. Tenants of the completed buildings include the Government and i2. A further 67,000 sq.ft. in two buildings remain to be developed.

Capital Court, Uxbridge

A major modern office block in the centre of Uxbridge offers high quality air-conditioned accommodation with on-site parking.

Capital Enterprise Centres

Capital & Counties has recently joined forces with Enterprise Centres Ltd to create "Capital Enterprise Centres", to provide serviced workspace units for small businesses.



Left Capital Court, Uxbridge.
Below Capital Park, Cambridge.





California – United States

At a glance
850,000 sq.ft. (79,000m²) retail
770,000 sq.ft. (71,500m²) offices
Principal locations
San Francisco
Sacramento
Pasadena
Los Angeles

The US subsidiary controls over 850,000 sq.ft. of retail and 770,000 sq.ft. of office space in northern and southern California, with a year end value of £142 million. The local management team is based in San Francisco and is completely focussed on creating added value from existing and prospective investments through the execution of a number of risk averse strategies, often in joint venture with third parties.

After the year end, the company exchanged contracts for the purchase of a major regional shopping mall, Serramonte Shopping Center, Daly City, California for $119 million at an initial yield of 9 per cent.

The centre has 850,000 sq.ft. of single level retail space on 80 acres and is anchored by Macy's, Target and Mervyn's. It is located at an interstate junction south of San Francisco City and is the centrepiece of an important regional retail hub.

Opposite page Parnassus Heights, San Francisco.
Below The Senator, Sacramento.
Right The Willows, Concord.
Centre Illustration of proposed Colorado Boulevard development, Pasadena.
Bottom Fairfield redevelopment site, San Francisco Bay area.









Other Activities


Qudos
BROADBAND

Qudos Broadband

Capital & Counties' specialist company, Qudos, has installed fibre optic wiring in 10 buildings in the portfolio with the latest broadband connectivity, providing up-to-date technology to our tenants. Qudos experts are available to provide a comprehensive package of telecom and IT products, depending on an occupier's requirement. Qudos also provide broadband services to an increasing number of other property owners.



CAPITAL SERVICES

Capital Services

Through its Capital Services division, Capital & Counties offers its occupiers a wide selection of facilities management and other property related services. This service is also provided to Edinburgh Property Portfolio.

Edinburgh Property Portfolio

Capital & Counties continues to manage this £80 million authorised property unit trust following the disposal of Portfolio Fund Management to Edinburgh Fund Managers in 2001. The most recent acquisition for £7.9 million was a 21,000 sq.ft. office investment in Southwark. The group retains a 73 per cent interest in the fund.









Properties in the Edinburgh Property Portfolio
Above Southwark Street.
Above right 111 Charterhouse Street, EC1.
Right Trimbridge House, Bath.
Far right Hertz House, Heathrow.

Details of Capital & Counties' Properties

Central London offices and retail

Piccadilly, W1; Foxglove House, Dudley House, Egyptian House, Empire House and Piccadilly Arcade 65,000 sq.ft. offices and 35,000 sq.ft. retail.

Regent Street, W1; Radnor House, Victory House, Carrington House and Walmar House 75,000 sq.ft. offices and 45,000 sq.ft. retail.

26/40 and 201/207 Kensington High Street, W8; 65,000 sq.ft. retail/restaurant, 45,000 sq.ft. leisure and 30,000 sq.ft. offices.

26/29 Sloane Street, SW1; 10,600 sq.ft. retail.

18 Cavendish Square, W1; 10,150 sq.ft. offices.

12/14 New Fetter Lane, EC4; 26,700 sq.ft. offices.

190 Strand, WC2; 170,000 sq.ft. offices.

Long Acre, WC2; Floral Place 40,000 sq.ft. retail and 15,000 sq.ft. offices.

24/25 Britton Street, EC1; 49,600 sq.ft. offices.

Hammersmith, W6; Commonwealth House 110,000 sq.ft. offices.

King's Reach, SE1; 275,000 sq.ft. office and retail complex. (Completion anticipated February 2002).

M25 and South East offices

Hayes; Capital Place, Bath Road 51,000 sq.ft.

Slough; St Martin's Place and Capital Point, Bath Road 105,000 sq.ft. in two buildings.

Uxbridge; Capital Court 59,000 sq.ft.

Borehamwood; Imperial Place 224,000 sq.ft.

Cheshunt; Turnford Place 58,500 sq.ft.

Basingstoke; The Crescent 112,000 sq.ft.

Portsmouth; One Port Way, Port Solent 61,000 sq.ft.

Cambridge; Capital Park 145,000 sq.ft. and 67,000 sq.ft. to be developed.

Cambridge; Lockton House 28,000 sq.ft. offices.

Retail and leisure outside of London

Manchester; Market Street 510,000 sq.ft. department store.

Leeds; Headrow 265,000 sq.ft. department store and 55,000 sq.ft. offices.

Liverpool; Renshaw Street 450,000 sq.ft. department store.

Swansea; Whitewalls, Oxford Street and Union Street 62,000 sq.ft. retail units surrounding Swansea Market.

Stafford; Queens Retail Park 145,000 sq.ft. retail warehouse units.

Braintree; 79,000 sq.ft. retail warehouse park.

Rochester; Medway Valley Leisure Park 154,000 sq.ft. leisure units.

Offices outside of London

Birmingham; 54 Hagley Road and Somerset House 192,000 sq.ft.

United States

Pacific Financial Center, 800 West Sixth Street, Los Angeles 213,000 sq.ft. offices (50 per cent interest).

Ghirardelli Square, San Francisco 175,000 sq.ft. speciality retail centre (50 per cent interest).

Parnassus Heights Medical Center, 350 Parnassus Avenue, San Francisco 62,500 sq.ft. of offices (50 per cent interest).

Jackson Square Shopping Center, Hayward, California 108,000 sq.ft. community shopping centre.

The Willows Shopping Center, Concord, California 235,000 sq.ft. lifestyle shopping centre anchored by category dominant retailers.

The Marketplace, Davis, California 112,500 sq.ft. community shopping centre.

The Senator, Sacramento, California 171,000 sq.ft. offices.

Sanwa Bank Building, Pasadena, California 113,000 sq.ft. offices.

Park Plaza, Sacramento 72,400 sq.ft. offices.

Fairfield, California 180,000 sq.ft. retail centre.

Financial Review

Liberty International's financial position continues to be exceptionally sound with shareholders' funds of £2.4 billion, net borrowings of £1.7 billion and an overall debt to assets ratio unchanged at 40 per cent.

Changes in capital structure

When considering the results for 2001 it is important to understand the considerable changes in the capital structure of the Liberty International Group which have taken place over the last two years as outlined below:

	Shares m
Shares in issue at 1 January 2000	313.7
Repurchased from Standard Bank/Liberty Group in August 2000	(93.5)
On-market repurchases during 2000	(12.7)
	207.5
Issued as part consideration to CSC minority shareholders at year end 2000	71.5
On-market repurchases during 2001	(1.7)
Bond conversions during 2001	6.9
Shares in issue at 31 December 2001	**284.2**

The diluted ordinary share capital reduced in 2001 by 7 per cent from 321.8 million shares to 298.7 million shares, after share repurchases and £100 million of convertible bond repurchases.

Profit and loss account

Share and convertible bond repurchases were undertaken primarily because of the resultant enhancement to net assets per share. However, because the after tax cost of debt exceeded the earnings on the shares cancelled, the repurchases were marginally dilutive for earnings per share.

As a result of the changes in capital structure many of the underlying components of the 2001 results are not directly comparable with the same period last year. The table on page 47 sets out a comparison of the contribution to earnings per share from each major profit and loss account heading.

Consideration of the results at the level of earnings per share is in some respects more meaningful as it removes some of the distortions created by the capital changes. This allows analysis of the underlying movements and how they relate to the value created for shareholders.

The changes in capital structure affected the way in which the group is financed. Share repurchases and the cash element of the consideration paid to CSC shareholders produced a switch from equity to debt financing of some £650 million. The purchase of the minority interests in CSC also saw a shift from finance by an equity minority interest in CSC to direct equity in Liberty International.

Analysis of post tax contribution to earnings per share ("EPS")

	Year ended 31 December 2001 p	Year ended 31 December 2000 p
Property investment	**64.28**	54.14
Investment and other income	**1.74**	2.71
Administrative expenses	**(6.20)**	(5.95)
Net interest – recurring	**(37.36)**	(23.52)
Minority interests	**(0.28)**	(5.39)
EPS before trading profits	**22.18**	21.99
Property trading profits	**1.22**	3.21
Realised profits on property share trading	**1.09**	6.85
EPS before exceptional items	**24.49**	32.05
Fixed asset exceptional items	**0.89**	8.96
Interest – exceptional items	**2.23**	(1.99)
EPS	**27.61**	39.02

Commentary on results

At the level of property investment income the contribution per share rose from 54.14p to 64.28p. This reflects a rise in the underlying net rental income and a reduction in the number of shares in issue over which this is spread.

Investment and other income shows a decline from 2.71p to 1.74p. Administrative expenses fell in absolute terms but the amount of contribution absorbed increased marginally from 5.95p to 6.20p because of the reduced number of shares in issue.

The contribution absorbed by recurring net interest payable rose from 23.52p to 37.36p. This is primarily attributable to the increased debt incurred in the repurchase of shares. The group is largely insulated from the impact of changes in interest rates through its fixed rate borrowings and hedging policy. The surpluses realised through the early termination of certain of these contracts and the repurchase of fixed rate debt instruments have been dealt with as exceptional finance costs. As these are relatively unpredictable they have been shown in the analysis below the level of the underlying earnings.

The minority interests have largely been replaced by direct equity interests, so the contribution absorbed by this form of funding reduced from 5.39p to 0.28p. EPS before trading therefore rose from 21.99p to 22.18p.

The period to 31 December 2000 benefited from a number of significant trading profits. It has long been a part of the group's activities to seek profits from trading selected properties. However, these, by the nature of the activity, are more volatile than recurring rental income. The contribution fell from 3.21p to 1.22p in 2001. Another more recent but even less predictable activity is that of property share trading. The contribution from this activity fell from 6.85p to 1.09p per share. The contributions from these two activities are shown in the contribution analysis below the total from the more recurrent activities.

The analysis is on a post tax basis. One effect of the change in capital structure has been a reduction in the overall group tax rate. This is primarily as a result of the increased effect of deductions such as capital allowances on the reduced level of taxable profits resulting from the higher interest payments.



Analysis of debt by type and maturity
total debt £1,785 million
- 6.25% convertible bonds 2006 (£71m - 4%)
- Debentures and other fixed rate loans (£278m - 16%)
- Unsecured loan stock (£233m - 13%)
- Long-term secured non-recourse bank debt (£990m - 55%)
- Long-term secured bank debt (£172m - 10%)
- Medium-term unsecured bank debt (£41m - 2%)

Balance sheet

Significant changes in the financial structure have taken place with a move to more flexible asset specific financing secured on the major regional shopping centres such as Lakeside, MetroCentre, Braehead and The Harlequin, Watford.

The change in financing structure alters the risk profile of the group's debt. In particular full drawdown of the new facilities would put the group in the position of having net cash and liquid investments in excess of unsecured debt giving the flexibility to meet expected capital expenditure already committed and the scope to further develop the business.

Maturity and interest rate profile of debt

The graph on page 49 shows both the maturity profile and the interest rate profile of the group's debt. At the end of 2001 the group had undrawn facilities of £460 million which are available throughout 2002. Refinancing risk is minimal over the next 10 years as maturing debt instruments are covered by available undrawn facilities. The first significant maturity not covered by existing facilities does not arise until 2011. Over that same period more than 80 per cent of debt is at fixed rates of interest, averaging around 7.1 per cent, whether because the underlying instrument is fixed or through interest rate hedging.

The pro forma below is based on the actual balance sheet at 31 December 2001 adjusted to show the effect of full drawing of the £1.28 billion non-recourse secured debt facilities.

		Analysis of pro forma 31 December 2001	
	Pro forma 31 December 2001 £bn	Secured assets and borrowings £bn	Unsecured assets and borrowings £bn
Charged assets	3.0	3.0	–
Uncharged assets	1.1	–	1.1
Total assets	4.1	3.0	1.1
Cash and near cash	0.4[1]	–	0.4
Total assets and cash resources	4.5	3.0	1.5
Secured debt	(1.7)[2]	(1.7)	–
Unsecured debt	(0.3)	–	(0.3)
Subordinated convertible debt	(0.1)	–	(0.1)
Shareholders' funds	2.4	1.3	1.1
Net debt to total assets	40%	57%	(–)%

1 Includes £0.3 billion additional cash as a result of full utilisation of non-recourse bank facilities.
2 Includes full drawing of £1.28 billion facilities secured on MetroCentre, Braehead and Lakeside on terms which limit recourse to the assets on which the loans are secured (£1.0 billion utilised at 31 December 2001).

The headroom in the existing facilities is expected to be utilised to finance the development programme. Based on existing commitments, the available facilities will provide cover for capital expenditure until at least the end of 2005. There is still substantial capacity to raise further debt on the existing portfolio as well as on developments as they come on stream.

Maturity and interest rate profile of debt as at 31 December 2001


£ billion
%
Unmatured debt
Unutilised facilities
Proportion fixed
2.5
2.0
1.5
1.0
0.5
0
100
80
60
40
20
0
7.06%
7.13%
6.88%
7.09%
6.36%
6.36%
2002
2007
2012
2017
2022
2027

The proportion of exposure to fixed interest rates has been maintained at 100 per cent in the short term and extended beyond 2027 using interest rate swaps. The increasing debt resulting from the development programme should result in exposure to floating rates in the near term. However, the policy of substantially hedging all floating rate exposures for at least five years will continue.

At 31 December 2000 the group held £100 million of forward starting interest rate swaps at an average rate of 4.79 per cent. A further £100 million were contracted at the same average rate early in 2001 along with £150 million of interest rate options. These swaps and options were closed out in April 2001 realising a profit of £8.9 million. Hedging was undertaken towards the end of the year through £300 million forward starting interest rate swaps commencing in 10 years and expiring in 2031 and at an average rate of 4.60 per cent. These swaps partially cover the period after the expiry of the group's fixed rate instruments during 2009 to 2015.

Other exceptional finance costs arose primarily from the repurchase of CSC unsecured bonds at a discount to their issue price. This generated a surplus of £8.3 million which was offset by the premium of £8.7 million on purchases and redemptions of the Liberty International subordinated convertible bonds. The combined repurchases and redemptions removed dilutive equity options and an element of covenant risk from the financing structure.

The group's net exposure to US Dollars and other currencies remained substantially fully hedged throughout the period.

Share price history since flotation 30 July 1992 – pence

Year ended 31 December	Closing net assets per share	Closing share price	Year's high	Year's low
1992	274	239.0	244.0	162.0
1993	291	355.0	359.0	237.0
1994	315	329.0	467.0	329.0
1995	375	344.0	371.0	303.0
1996	436	430.5	431.0	328.0
1997	525	472.5	536.5	429.5
1998	589	454.0	620.0	430.0
1999	696	458.0	499.0	414.0
2000	796	487.5	547.0	400.5
2001	**827**	**483.5**	**558.5**	**462.5**

Share price history since flotation 30 July 1992


pence
900
800
700
600
500
400
300
200
100
Closing share price
Range of share price during year
Closing net assets per share
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Five Year Record

	Liberty International Holdings PLC				Liberty International PLC
	1997 £m	1998 £m	1999 Restated £m	2000 £m	**2001 £m**
Balance sheet					
Investment properties					
UK shopping centres	1,923.9	2,473.7	2,970.5	3,099.8	**3,216.9**
Other	676.3	709.2	787.4	831.1	**838.1**
	2,600.2	3,182.9	3,757.9	3,930.9	**4,055.0**
Insurance assets attributable to unit linked policyholders*	1,668.9	2,104.9	3,210.7	–	**–**
Other assets less current liabilities	447.1	430.9	172.1	134.1	**131.0**
Total assets less current liabilities	4,716.2	5,718.7	7,140.7	4,065.0	**4,186.0**
Long-term debt	(477.8)	(772.8)	(883.3)	(1,491.0)	**(1,716.9)**
Subordinated convertible bonds – group	(327.5)	(227.1)	(213.4)	(207.4)	**(70.4)**
Liabilities attributable to unit linked policyholders*	(1,668.9)	(2,104.9)	(3,210.7)	–	**–**
	2,242.0	2,613.9	2,833.3	2,366.6	**2,398.7**
Share capital and reserves	1,732.6	2,015.5	2,231.0	2,352.7	**2,398.7**
Minority interests	509.4	598.4	602.3	13.9	**–**
Total shareholders' funds including minority interests	2,242.0	2,613.9	2,833.3	2,366.6	**2,398.7**

	Liberty International Holdings PLC				Liberty International PLC
	1997 £m	1998 £m	1999 Restated £m	2000 £m	**2001 £m**
Deployment of share capital and reserves by activity					
UK shopping centres	1,251.8	1,450.4	1,684.4	1,821.8	**1,517.3**
Commercial property	338.6	394.2	469.6	528.5	**554.0**
Financial services and treasury	373.9	170.9	77.0	2.4	**327.4**
	1,964.3	2,015.5	2,231.0	2,352.7	**2,398.7**
Liberty International Holdings subordinated convertible bonds	(231.7)	–	–	–	**–**
Share capital and reserves	1,732.6	2,015.5	2,231.0	2,352.7	**2,398.7**

*discontinued

	Liberty International Holdings PLC				Liberty International PLC
	1997 £m	1998 £m	1999 Restated £m	2000 £m	**2001 £m**
Profit and loss account					
Operating profit					
UK shopping centres	94.3	106.8	114.9	136.0	**146.5**
Commercial property	66.0	65.2	62.1	67.4	**63.7**
Other	(2.6)	(4.9)	0.6	33.9	**9.1**
Administrative expenses	(16.1)	(17.5)	(18.7)	(21.1)	**(19.9)**
	141.6	149.6	158.9	216.2	**199.4**
Net interest payable	(30.4)	(28.0)	(33.5)	(83.4)	**(119.9)**
Profit before taxation and exceptional items	111.2	121.6	125.4	132.8	**79.5**
Exceptional items	15.1	–	(2.2)	20.2	**11.4**
Profit on ordinary activities before taxation	126.3	121.6	123.2	153.0	**90.9**
Profit for the financial year attributable to shareholders	89.6	77.5	81.8	105.5	**75.5**
Ordinary dividends	(50.6)	(61.0)	(64.3)	(62.8)	**(62.3)**
Other dividends arising out of group reorganisation	–	–	(5.1)	–	**–**
"A" and "B" convertible preference dividends	(9.9)	–	–	–	**–**
Transfers to retained profit	29.1	16.5	12.4	42.7	**13.2**

	Liberty International Holdings PLC				Liberty International PLC
	1997	1998	1999 Restated	2000	**2001**
Per share information					
Dividends per ordinary share	17.60p	19.00p	20.50p	21.75p	**22.75p**
Earnings per share before exceptional items	22.85p	23.71p	26.61p	32.05p	**24.49p**
Earnings per share (basic)	28.19p	23.71p	25.40p	39.02p	**27.61p**
Net assets per share	531p	615p	711p	843p	**844p**
Net assets per share (diluted)	525p	605p	696p	796p	**827p**
Ordinary shares in issue*	314.0m	327.8m	313.7m	279.0m	**284.2m**
Ordinary shares in issue (diluted)	374.9m	355.6m	337.0m	321.8m	**298.7m**

*Including "A" convertible preference shares which converted into ordinary shares during 1998.

Board of Directors

Chairman and Executive Directors

Donald Gordon†‡ø *D Econ Sc(hc)(Wits) Chairman Age 71.* Appointed a Director in 1981 and Chairman in 1986. He is Honorary President for life of Liberty Group Limited (formerly the controlling shareholder of Liberty International). He is Chairman of CSC and Capital & Counties.

*David Fischel*ø*, Chief Executive Age 43.* Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

1 *Aidan Smith, Finance Director Age 42.* Joined Liberty International in 1986. Appointed Financial Controller in 1990 and Finance Director in 1998.

2 *John Abel, Managing Director of CSC Age 57.* Appointed a Director in December 2000. Joined Capital & Counties in 1972 and appointed an Executive Director in 1985. Appointed as a Director of CSC on its flotation in 1994 and Managing Director of CSC in March 2001.

3 *Peter Badcock, Director of Finance and Operations, CSC Age 57.* Appointed a Director in December 2000. Joined the group in 1994 as Executive Director of Finance and Operations of CSC.

4 *John Saggers, Managing Director of Capital & Counties Age 55.* Joined the group in 1973. Appointed an Executive Director of Capital & Counties in 1985 and Managing Director in 1994. Appointed an Executive Director of Liberty International in 1999.

5 *Farrell Sher, Director of Legal and Corporate Affairs Age 57.* Appointed a non-executive Director of the company in 1994 and in 1997 Executive Director in charge of legal and corporate affairs.

* Member of the Audit Committee.
† Member of the Remuneration Committee.
‡ Member of the Nomination Committee.
ø Chairman's Committee.


2


4


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3


5

Non-executive Directors

*Robin Baillie**†‡ø *Age 68.* Appointed a non-executive Director in 1988. Chairman of the Remuneration Committee. Senior Independent Director. A non-executive Director of Henderson Global Investors (Holdings) plc, and Chairman of Invesco Asia Trust PLC. Formerly Managing Director of Standard Chartered Merchant Bank and Chairman of Wren PLC.

*David Bramson*ø *Age 60.* Appointed a non-executive Director on 1 January 2001. Senior Partner of Nabarro Nathanson from 1995 until his retirement in April 2001, he is now a consultant to the firm. Member of Policy Committee of British Property Federation and Trustee of Investment Property Forum Educational Trust.

*Robin Buchanan**†‡ø *Age 49.* Appointed a non-executive Director in 1997. UK Senior Partner and Director of Bain & Company Inc., the global strategy consultants.

*Patrick Burgess MBE**ø *Age 57.* Appointed a non-executive Director on 1 January 2001. Senior Partner of law firm Gouldens since 1997. Non-executive Director of First Technology PLC and London Forfaiting Company PLC. A member of The London Stock Exchange Appeal Committee for the Alternative Investment Market.

Graeme Gordon Age 38. Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

Richard Gordon Age 43. Appointed as Alternate Director to Donald Gordon and Graeme Gordon on 9 January 2001. A non-executive Director of CSC.

Douglas Leslie Age 54. Appointed a Director in December 2000. Joined the group in 1994 as Managing Director of CSC, a position he held until retiring from executive responsibilities in March 2001.

*Michael Rapp**†‡ø *Age 66.* Appointed a non-executive Director in 1986. A Director of Liberty Group Limited and Standard Bank Investment Corporation Limited.

*Phillip Sober**†‡ø *Age 70.* Appointed a non-executive Director in 1983. Chairman of the Audit Committee. A consultant and formerly Senior Partner of BDO Stoy Hayward, Chartered Accountants. A former Crown Estate Commissioner.

Executive Management

1 *Bill Black Age 51.* Appointed a Director of Capital & Counties in 1994. Joined the group in 1984. Responsible for the management of Capital & Counties' UK investment properties.

2 *Richard Cable Age 42.* Appointed a Director of CSC in 2000. Joined the group in 1988. Responsible for development of CSC's shopping centre portfolio.

3 *Kay Chaldecott Age 39.* Appointed a Director of CSC in 2000. Joined the group in 1984. Responsible for the investment management of CSC's shopping centre portfolio.

4 *Gary Marcuccilli Age 42.* Appointed a Director of Capital & Counties in 1999, having joined the group in 1987. Responsible for new business and development of Capital & Counties in the UK.

5 *Susan Folger Age 42.* Joined Liberty International as Group Company Secretary in 2000.

6 *Mark Kildea Age 36.* Joined Liberty International in 1995 and became Group Treasurer in 1998.


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2


4


6

Summary Financial Report

Summary Group Profit and Loss Account

For the year ended 31 December 2001	Notes	**2001 £m**	2000 £m
Turnover	1	**331.0**	362.0
Property investment income			
Rents receivable		**258.3**	243.1
Service charge and other income		**41.0**	35.8
		299.3	278.9
Rents payable		**(45.0)**	(37.5)
Property outgoings		**(50.4)**	(49.4)
Net property investment income		**203.9**	192.0
Property trading		**6.3**	11.4
Investment and financial services income		**5.6**	9.6
Realised gains on listed property shares		**3.5**	24.3
Administrative expenses		**(19.9)**	(21.1)
Operating profit	1	**199.4**	216.2
Exceptional profit on disposal of fixed assets and subsidiaries	2	**4.0**	26.0
Profit before interest and taxation		**203.4**	242.2
Interest payable less receivable – recurring	3	**(119.9)**	(83.4)
Interest payable less receivable – exceptional	2	**7.4**	(5.8)
Profit on ordinary activities before taxation		**90.9**	153.0
Taxation on profit on ordinary activities	4	**(11.7)**	(27.0)
Taxation on profit on exceptional items		**(2.8)**	(1.4)
Profit on ordinary activities after taxation		**76.4**	124.6
Equity minority interests		**(0.9)**	(19.1)
Profit for the financial year		**75.5**	105.5
Ordinary dividends – paid and proposed		**(62.3)**	(62.8)
Transfer to retained profit		**13.2**	42.7
Dividends per ordinary share		**22.75p**	21.75p
Earnings per share before exceptional items		**24.49p**	32.05p
Earnings per share (basic)		**27.61p**	39.02p

Summary Group Balance Sheet

As at 31 December 2001	Notes	As at 31 December 2001 £m	As at 31 December 2000 £m
Fixed assets			
UK shopping centres		**3,216.9**	3,099.8
Other investment properties		**838.1**	831.1
	6	**4,055.0**	3,930.9
Other tangible assets and investments	7	**197.3**	76.6
Intangible assets		**–**	6.0
		4,252.3	4,013.5
Current assets			
Cash and near cash investments		**84.2**	106.2
Other short-term investments		**1.9**	17.7
Other current assets	8	**118.4**	144.6
		204.5	268.5
Creditors: amounts falling due within one year	9	**(270.8)**	(217.0)
Net current (liabilities)/assets		**(66.3)**	51.5
Total assets less current liabilities		**4,186.0**	4,065.0
Creditors: amounts falling due after more than one year			
Loans	10	**(1,707.9)**	(1,481.5)
Subordinated convertible debt	10	**(70.4)**	(207.4)
Other creditors		**(0.5)**	(0.5)
		(1,778.8)	(1,689.4)
Provisions for liabilities and charges		**(8.5)**	(9.0)
Net assets		**2,398.7**	2,366.6
Capital and reserves:			
Called up ordinary share capital and reserves	12	**2,398.7**	2,352.7
Minority interests		**–**	13.9
Total shareholders' funds including minority interests		**2,398.7**	2,366.6
Net assets per share	14	**844p**	843p
Net assets per share (diluted)	14	**827p**	796p

Approved by the Board on 12 February 2002

D. Gordon
Chairman

D.A. Fischel
Chief Executive

Notes to the Summary Group Financial Statements

1 Segmental reporting

	Turnover 2001 £m	Turnover 2000 £m	**Operating profit 2001 £m**	Operating profit 2000 £m
Property investment				
UK shopping centres	**227.7**	209.7	**146.5**	136.0
Commercial properties				
United Kingdom	**53.4**	52.3	**45.5**	45.2
United States	**18.2**	16.9	**11.9**	10.8
Property trading	**11.1**	40.9	**6.3**	11.4
Investment and other income	**18.7**	32.4	**7.9**	32.4
Financial services	**1.9**	9.8	**1.2**	1.5
	331.0	362.0	**219.3**	237.3
Administrative expenses			**(19.9)**	(21.1)
			199.4	216.2
Geographical analysis				
United Kingdom	**311.4**	344.0	**188.2**	205.0
United States	**19.6**	18.0	**11.2**	11.2
	331.0	362.0	**199.4**	216.2

2 Exceptional items

(a) Profit on disposal of fixed assets and subsidiaries

	2001 £m	2000 £m
Profits/(losses) arising on disposal of investment properties	**0.2**	(0.8)
Profits arising on disposal of fixed asset investments	**0.7**	–
Profits arising on disposal of subsidiaries	**3.1**	26.8
	4.0	26.0

During the year, the group sold Portfolio Fund Management Limited for cash consideration of £12.0 million. The exceptional profit arising on the sale amounted to £3.0 million on which no tax is payable.

(b) Interest payable less receivable – exceptional

	2001 £m	2000 £m
Early termination of interest rate hedging contracts	**8.9**	3.2
Repurchase of CSC unsecured bonds	**8.3**	–
Repurchase of Liberty International convertible bonds	**(8.7)**	(3.3)
Early redemption of US notes 1999-2006	**–**	(5.7)
Other exceptional finance charges	**(1.1)**	–
	7.4	(5.8)

3 Interest payable less receivable

	2001 £m	2000 £m
Interest payable	**(127.8)**	(98.2)
Interest capitalised on developments	**3.7**	7.2
Interest receivable	**4.2**	7.6
	(119.9)	(83.4)

Interest is capitalised on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments over the year.

4 Taxation on profit on ordinary activities

(a) Current taxation charge
The principal factors contributing to the low tax charge for the year were losses brought forward from prior years, tax relief on capitalised interest and capital allowances on assets not subject to depreciation and in respect of which no provision for deferred taxation has been made.

(b) Deferred taxation charge
At 31 December 2001 a provision of £368.3 million (2000 – £385.5 million) would be required if contingent deferred taxation were to be provided in respect of all revaluation surpluses before balancing charges.

(c) FRS 19 "Deferred Tax"
FRS 19 "Deferred Tax" becomes effective for accounting periods ending on or after 23 January 2002. The group has not opted for early adoption of this standard. The potential amount of taxation which could become payable by way of balancing charges if all relevant assets were disposed of in such a way as to create them would be £64.5 million (2000 – £57.8 million). If this liability were to be discounted for an appropriate period (20 years at 5 per cent), this figure would be reduced to £24.3 million (2000 – £22.7 million). The taxation charge for 2001 would be £5.6 million higher were the potential liability to be provided in full at 31 December 2001 (if discounted, £2.1 million). This timing difference would only reverse on a disposal of the underlying assets.

5 Directors' emoluments

In the year Directors received aggregate emoluments of £2,514,076, made gains on exercise of share options of £148,804, and seven Directors were members of a defined benefit pension arrangement. The company does not currently operate a long term incentive plan and no contributions to money purchase pension schemes were made in respect of any Director.

6 Investment properties

	UK shopping centres £m	Other commercial properties £m	Total £m
Completed properties at external valuation			
At 31 December 2000	2,971.2	818.7	3,789.9
Additions	41.9	98.4	140.3
Disposals	–	(20.5)	(20.5)
Foreign exchange fluctuations	–	3.5	3.5
Reclassification – completed developments	143.7	12.1	155.8
Reclassification – Portfolio Property Fund and other	59.8	(114.2)	(54.4)
Amortisation	–	(1.0)	(1.0)
Surplus/(deficit) on valuation	(9.2)	20.9	11.7
At 31 December 2001	**3,207.4**	**817.9**	**4,025.3**
Properties under development at cost			
At 31 December 2000 (including £11.8 million capitalised interest)	128.6	12.4	141.0
Additions	24.6	19.9	44.5
Reclassification – completed developments	(143.7)	(12.1)	(155.8)
At 31 December 2001 (including £1.3 million capitalised interest)	**9.5**	**20.2**	**29.7**
Investment properties			
At 31 December 2001	**3,216.9**	**838.1**	**4,055.0**
At 31 December 2000	3,099.8	831.1	3,930.9

6 Investment properties continued

	UK £m	US £m	Total £m
Geographical analysis			
Investment properties	3,929.1	125.9	4,055.0

The group's interests in completed investment properties were valued as at 31 December 2001 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs.

Investment properties are valued without deduction of purchasers' costs as the Directors do not consider such deduction to be appropriate. Full provision for purchasers' costs at 5 per cent in the UK and 3.5 per cent in the US would amount to £160.4 million in respect of UK shopping centres and £39.0 million in respect of the other commercial properties (2000 – £148.6 million and £38.8 million respectively). The provision required in respect of contingent deferred taxation disclosed above would be reduced by 30 per cent of the above amounts if provision had been made for these purchasers' costs.

Upon disposal of the manager of the Portfolio Property Fund, the group ceased to consolidate its interest in the renamed Edinburgh Property Portfolio. The group investment at 31 December 2001 is included in investments in listed shares and units.

7 Other tangible assets and investments

	2001 £m	2000 £m
Investments – listed shares and units at market value	**178.9**	59.5
Investments – own shares	**17.9**	15.6
Tangible fixed assets	**0.5**	1.5
	197.3	76.6

8 Other current assets

	2001 £m	2000 £m
Debtors	**50.1**	78.7
Trading properties	**68.3**	65.9
	118.4	144.6

The estimated replacement cost of trading properties based on market value amounted to £72.1 million (2000 – £68.4 million).

9 Creditors: amounts falling due within one year

	2001 £m	2000 £m
Bank loans and overdrafts (note 11)	**6.3**	2.9
Trade and other creditors	**158.0**	113.4
Dividends payable	**33.5**	32.1
Accruals and deferred income	**73.0**	68.6
	270.8	217.0

10 Creditors: amounts falling due after more than one year

	2001 £m	2000 £m
Debentures – secured	**230.0**	230.0
Bank loan due 2016 – secured	**172.5**	172.5
Bank loan due 2015 – secured – non-recourse	**544.2**	–
Bank loan due 2011 – secured – non-recourse	**445.6**	–
Other fixed rate loans – secured	**42.1**	52.0
Bank loans – unsecured	**41.0**	685.9
Unsecured bonds	**232.5**	341.1
	1,707.9	1,481.5
5.5% subordinated convertible bonds 2009	**–**	103.3
6.25% subordinated convertible bonds 2006	**70.4**	104.1
Total debt falling due after more than one year (note 11)	**1,778.3**	1,688.9
Other creditors	**0.5**	0.5
	1,778.8	1,689.4

11 Debt
(a) Analysis of net debt

	2001 £m	2000 £m
Debt due within one year (note 9)	**6.3**	2.9
Debt due after one year (note 10)	**1,778.3**	1,688.9
Gross debt	**1,784.6**	1,691.8
Cash and near cash investments	**(84.2)**	(106.2)
Net debt	**1,700.4**	1,585.6

(b) Fair value of financial instruments

	Balance sheet value 2001 £m	Fair value 2001 £m	Balance sheet value 2000 £m	Fair value 2000 £m
Debentures and other fixed rate loans				
Sterling				
9.875% debenture 2027	**150.0**	**211.1**	150.0	225.0
11.25% debenture 2021	**80.0**	**120.2**	80.0	125.2
6.875% unsecured bonds 2013	**115.3**	**103.5**	196.1	184.9
5.75% unsecured bonds 2009	**117.2**	**101.9**	145.0	127.8
US Dollars				
Fixed rate loans	**48.2**	**48.5**	52.8	52.8
	510.7	**585.2**	623.9	715.7
Bank loans (LIBOR linked)	**1,203.5**	**1,203.5**	860.5	860.5
	1,714.2	**1,788.7**	1,484.4	1,576.2
Hedging instruments	**–**	**32.3**	–	21.6
	1,714.2	**1,821.0**	1,484.4	1,597.8
Convertible debt	**70.4**	**79.7**	207.4	231.0

The adjustment in respect of the above, after credit for tax relief, would amount to 25p per share diluted (2000 – 25p).

All other assets and liabilities are included in the balance sheet at fair values.

12 Total recognised gains and losses

	2001 £m	2000 £m
Profit for the financial year attributable to shareholders	**75.5**	105.5
Group's share of increase in valuation of investment properties	**11.7**	135.5
Unrealised (deficit)/surplus on other fixed asset investments	**(3.7)**	12.2
Foreign exchange and other movements	**0.6**	4.1
Total recognised gains and losses for the year	**84.1**	257.3

Reconciliation of movements in shareholders' funds

	2001 £m	2000 £m
Opening shareholders' funds	**2,352.7**	2,231.0
Recognised gains and losses for the year	**84.1**	257.3
Dividends	**(62.3)**	(62.8)
Cancellation of shares	**(8.7)**	(617.7)
Shares issued on conversion of bonds	**32.9**	–
Acquisition of minorities	**–**	544.9
Closing shareholders' funds	**2,398.7**	2,352.7

13 Summary statement of cash flows

	2001 £m	2000 £m
Net cash inflow from operating activities	**187.4**	240.8
Returns on investments and servicing of finance	**(117.9)**	(110.1)
Taxation	**(24.9)**	(36.2)
Capital expenditure and financial investment	**(147.9)**	(67.0)
Acquisitions and disposals	**35.9**	(14.3)
Equity dividends paid	**(60.8)**	(94.3)
Cash outflow before use of liquid resources and financing	**(128.2)**	(81.1)
Management of liquid resources	**39.3**	102.6
Financing* (see table page 63)	**111.0**	(36.5)
Increase/(decrease) in cash during the year	**22.1**	(15.0)

Reconciliation of net cash flow to movement in net debt

	2001 £m	2000 £m
Increase/(decrease) in cash during the year	**22.1**	(15.0)
Cash inflow from increase in debt	**(127.5)**	(593.5)
Non cash change in net debt – conversion of bonds	**32.9**	–
Cash inflow from decrease in liquid resources	**(42.3)**	(139.0)
Movement in net debt during the year	**(114.8)**	(747.5)
Opening net debt	**(1,585.6)**	(838.1)
Closing net debt	**(1,700.4)**	(1,585.6)

13 Summary statement of cash flows continued
**Analysis of financing cash flows*

	2001 £m	2000 £m
Borrowings drawn and bonds issued	**1,030.8**	1,143.9
Borrowings repaid and bonds cancelled	**(907.3)**	(567.1)
Payments to acquire own shares	**(8.7)**	(611.3)
Other financing cash flows	**(3.8)**	(2.0)
	111.0	(36.5)

14 Per share details
(a) Net assets per share

	Net assets 2001 £m	**Shares 2001 m**	Net assets 2000 £m	Shares 2000 m
Basic	**2,398.7**	**284.2**	2,352.7	279.0
On conversion of bonds	**70.4**	**14.5**	207.4	42.8
Diluted	**2,469.1**	**298.7**	2,560.1	321.8

(b) Earnings per share

	2001 m	2000 m
Weighted average shares in issue	**278.2**	274.4
Weighted average shares held by ESOP	**(4.6)**	(4.0)
Weighted average shares (basic)	**273.6**	270.4

(c) Earnings used in the calculation of earnings per share

	2001 £m	2000 £m
Earnings used for calculation of basic earnings per share	**75.5**	105.5
Exceptional items, net of tax	**(8.6)**	(18.8)
Earnings before exceptional items	**66.9**	86.7

(d) Convertible bonds

	In issue £m	Conversion price	Callable from
6.25% subordinated convertible bonds 2006	65.2	450p	1 Jan 2004

(e) Movement in ordinary share capital

	Number m
At 31 December 2000	279.0
On-market repurchases	(1.7)
Bond conversions	6.9
At 31 December 2001	284.2

(f) Adjusted net asset value per share

	2001 p	2000 p
Net assets per share (diluted)	**827**	796
Contingent tax on unrealised gains (note 4(b))	**(123)**	(120)
Contingent tax on balancing charges (note 4(c))	**(22)**	(18)
Purchasers' costs (net of contingent tax on unrealised gains)	**(47)**	(41)
FRS 13 (net of tax)	**(25)**	(25)
	610	592

Financial Information

Summary Directors' report
for the year ended 31 December 2001

Operating and financial review
The Chairman's Statement on pages 2 to 9, the Review of Operations on pages 10 to 14 and the Group Financial Review on pages 46 to 49 provide detailed information relating to the group, the operation and development of the business and the results and financial position for the year ended 31 December 2001. Future prospects are dealt with in the Chairman's Statement.

Results and financial position
The group's results are set out in the Summary Group Profit and Loss Account on page 56, the Summary Group Balance Sheet on page 57 and the notes relating thereto.

Dividends
The Directors declared an interim ordinary dividend of 10.75p (2000 – 10.25p) per share on 1 August 2001, which was paid on 5 October 2001, and have recommended a final ordinary dividend of 12p per share (2000 – 11.5p) which will be paid on 3 May 2002 to shareholders on the register on the Record Date, 12 April 2002. The Sterling/Rand conversion rate on which payment of the dividend in South Africa will be calculated will be fixed on 27 March 2002. The Directors will not be offering a share dividend alternative to the 2001 final cash dividend. The dividends absorbed £62.3 million.

Directors
Biographies of the Directors of Liberty International are set out on pages 52 and 53. Directors' emolument information is given in note 5 on page 59.

Annual General Meeting
The notice convening the 2002 Annual General Meeting of the company is distributed separately with the Annual Review and Summary Financial Report.

Basis of preparation

The Annual Review and Summary Financial Report 2001 contains summary information only. A further report entitled "Annual Report 2001" is available which provides additional information. "The Annual Review and Summary Financial Report 2001" and the "Annual Report 2001" when read together give a full understanding of the results of the group and the state of affairs of the company and the group.

Copies of the Annual Report 2001 can be obtained free of charge from the Company Secretary at the registered office: 40 Broadway, London SW1H 0BT. PricewaterhouseCoopers have issued an unqualified report on the full financial statements containing no statements under sections 237 (2) or 237 (3) of the Companies Act 1985.

Auditors' statement
We have examined the summary financial information set out in the summary group profit and loss account, the summary group balance sheet and the notes thereto.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Report. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and Summary Financial Report with the full annual financial statements and Directors' Report, and its compliance with the relevant requirements under section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 "the auditors' statement on the Summary Financial Statement" issued by the Auditing Practices Board.

Opinion
In our opinion the Annual Review and Summary Financial Statement is consistent with the full annual financial statements and Directors' Report of Liberty International PLC for the year ended 31 December 2001 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

12 February 2002

Management Structure and Advisers

Liberty International PLC

Donald Gordon, Chairman

Executive Directors
David Fischel, Chief Executive
Aidan Smith, Finance Director
John Abel
Peter Badcock
John Saggers
Farrell Sher

Non-executive Directors
Robin Baillie
David Bramson
Robin Buchanan
Patrick Burgess
Graeme Gordon
Douglas Leslie
Michael Rapp
Phillip Sober

Alternate Director
Richard Gordon
(alternate to D. Gordon
and G. Gordon)

Company Secretary
Susan Folger

Registered Office
40 Broadway
London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1333

Registered Number
3685527

Website
www.liberty-international.co.uk

Registrars
United Kingdom
Capita IRG Plc
Balfour House,
390-398 High Road
Ilford, Essex IG1 1NQ
Telephone 0870 162 3100
Facsimile 020 8478 7717

South Africa
Mercantile Registrars Limited
8th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
(Postal address: PO Box 1053
Johannesburg 2000,
South Africa)
Telephone (00) 27 11 370 5000
Facsimile (00) 27 11 370 5271

Auditors
PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors

Solicitors
Linklaters

Property Companies

Capital Shopping Centres PLC
John Abel, Managing Director
Peter Badcock, Finance and
Operations Director
Richard Cable,
Executive Director
Kay Chaldecott,
Executive Director

40 Broadway, London
SW1H 0BU
Telephone 020 7887 4220
Facsimile 020 7887 4225

Group Managers
Property
Sally Ann Petrie
Caroline Kirby
Nicola Harrington

Research and New Business
Robert Danks
Martin Ellis

Centre Management
David Greenhalgh

Centre Managers
Braehead
www.braehead.co.uk
Bob Baldry 0141 885 4606

The Chimes
www.thechimes.uk.com
Tony Dunn 01895 817510

Eldon Square
www.eldon-square.co.uk
George McDonald 0191 261 1891

The Glades
www.theglades.uk.com
Steve Chandler 020 8249 4343

The Harlequin
www.theharlequin.uk.com
Michael Stevens 01923 358000

Lakeside
www.lakeside.uk.com
Mike Pearse 01708 684301

MetroCentre
www.metrocentre.uk.com
Ron Woodman 0191 493 0201

The Potteries
www.potteries.uk.com
Barry Turnbull 01782 220320

The Ridings
www.ridings.uk.com
Peter Bolton 01924 787777

The Victoria Centre
www.victoriacentre.uk.com
Keith Campbell 0115 912 1200

Capital & Counties plc
John Saggers,
Managing Director
Bill Black, Executive Director
Gary Marcuccilli,
Executive Director

40 Broadway, London
SW1H 0BU
Telephone 020 7887 7000
Facsimile 020 7887 0000

Group Managers
Property: Andrew Hicks
Projects: Rob Mathieson

Capital & Counties U.S.A. Inc.
Turner Newton,
Managing Director
100 The Embarcadero
Suite 200, San Francisco
California, CA 94105 USA
Telephone 001 415 421 5100
Facsimile 001 415 421 6021

Group Treasury
Liberty International Group
Treasury Limited
Mark Kildea, Treasurer

Liberty International
Asset Management
Robin White,
Investment Manager

Designed and produced by Radley Yeldar (London)


CSC
CAPITAL
SHOPPING CENTRES

CAPITAL &
COUNTIES

Members of the Liberty International Group

www.liberty-international.co.uk